Exhibit 99.2

Management Discussion and Analysis

(Expressed in U.S. Dollars)

As at and for the year ended December 31, 2024 and December 31, 2023

Prepared on March 30, 2025

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements,” which includes information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	the size and growth potential of the markets for our products, and our ability to serve those markets;

●	the rate and degree of market acceptance of our products;

●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

●	our ability to compete effectively in a competitive industry;

●	our ability to obtain funding for our operations and effectively utilize the capital raised therefrom;

●	our ability to attract collaborators and strategic partnerships;

●	our ability to meet the continued listing requirements and standards of the Nasdaq Capital Market, or Nasdaq;

●	our ability to meet our financial operating objectives;

●	the availability of, and our ability to attract, qualified employees for our business operations;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they become due;

●	positive cash flows and financial viability of our operations and any new business opportunities;

●	our ability to secure intellectual property rights over our proprietary products or enter into license agreements to secure the legal use of certain patents and intellectual property;

●	our ability to be successful in new markets;

●	our ability to avoid infringement of intellectual property rights; and

●	the effects of the global COVID-19 pandemic and the war in Ukraine.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with that may cause our actual results to differ from those anticipated in our forward-looking statements. Please see “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” for additional factors that could adversely impact our business and financial performance.

Moreover, new risks regularly emerge and it is not possible for our management to predict or articulate all the risks we face, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this Annual Report are based on information available to us on the date of this Annual Report. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this Annual Report.

Readers are urged to carefully review and consider the various disclosures made throughout this Annual Report which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this Annual Report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our Common Shares and warrants to purchase Common Shares, or the Warrants, could decline.

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

●	We have a history of operating losses and we may never achieve or maintain profitability.

●	Our consolidated audited financial statements for the fiscal year ended December 31, 2024 and December 31, 2023, both includes a “going concern” explanatory paragraph expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

●	In 2024, 2023, and 2022 our independent registered public accountants identified material weaknesses in our internal controls over financial reporting which have been partially remediated. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Risks Related to Our Business and Industry

●	We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

●	We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

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●	We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

●	Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

●	If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

●	We may not be able to continue to develop solutions to address user needs effectively in an industry characterized by ongoing change and rapid technological advances.

●	The markets for our devices and related accessories may not develop as quickly as we expect, or may not develop at all. Our dependence on our cellular carrier channel partners and their success in promoting Push to Talk over Cellular to their client base is key for the success of the business.

●	Our future success is dependent on our ability to create independent brand awareness for our company and products with end customers, and our inability to achieve such brand awareness could limit our prospects.

●	We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel, the loss of any of whom could adversely impact our business.

●	We compete in a rapidly evolving market, and the failure to respond quickly and effectively to changing market requirements could cause our business and operating results to decline.

●	If we are unable to sell our solutions into new markets, our revenues may not grow.

●	If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

●	A security breach or other significant disruption of our information technology (“IT”) systems or those of our partners, suppliers or manufacturers, caused by cyberattacks or other means, could have a negative impact on our operations, sales, and operating results.

●	We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

●	We have a limited history of contracting with third party manufacturers in Asia for the high-volume commercial production of our devices, and we may face manufacturing capacity constraints.

●	Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Middle East War, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve.

●	We rely on industry data and projections which may prove to be inaccurate.

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Risks Related to our Reliance on Third Parties

1.	The Company decision to move the manufacturer of our proprietary rugged devices from Asis to the United States, may impact our supply chain.

●	As we work with multiple vendors for our components, if we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

●	Our dependence on third-party suppliers for key components of our products could delay shipment of our products and reduce our sales.

●	Because we rely on a small number of channel partners/customers for a large portion of our revenue, the loss of any of these customers would have a material adverse effect on our operating results and cash flows.

●	The application development ecosystem supporting our devices and related accessories is new and evolving.

●	Failure of our suppliers, subcontractors, distributors, resellers, and representatives to use acceptable legal or ethical business practices, or to fail for any other reason, could negatively impact our business.

●	Our products are subject to risks associated with sourcing and manufacturing.

●	The nature of our business may result in undesirable press coverage or other negative publicity, which would adversely impact our brand identity, future sales and results of operations.

●	Changes in the availability of federal funding to support local public safety or other public sector efforts could impact our opportunities with public sector end customers.

●	Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could significantly adversely impact our business.

●	Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our operating results and financial condition.

●	We are exposed to risks associated with strategic acquisitions and investments.

●	We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.

Risks Related to Government Regulation

●	We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non- compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

●	We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

●	Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

●	We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

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Risks Related to Our Intellectual Property

●	If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

●	Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

●	Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

●	Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

Risks Related to our Locations in Israel and Canada and Our International Operations

2.	Trade tariff wars between the United States and Canada could adversely affect the flow of inventory between these two countries.

●	Conditions in Israel could materially and adversely affect our business.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors named herein in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

●	Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

●	We have operations in China, which exposes us to risks inherent in doing business there.

●	The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, in which we do business could adversely impact our financial performance.

●	Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

●	Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

Risks Related to Ownership of Our Securities

●	We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects. In addition, such funding may dilute our existing shareholders.

●	We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the public offering price you paid for your shares.

●	The exercise by the Company of future put Notices under the Company’s Equity line of credit or future sales of our Common Shares may further dilute the Common Shares and adversely impact the price of our Common Shares.

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●	If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our Common Shares and Warrants which could negatively impact the price of our securities and an investor’s ability to sell them.

●	If our Common Shares become subject to the penny stock rules, it may be more difficult to sell our Common Shares.

●	If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

●	We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

●	The exercise of the outstanding warrants may further dilute the Common Shares and adversely impact the price of our Common Shares.

●	The conversion of any outstanding Class ‘C’ preferred shares may further dilute the Common Shares and adversely impact the price of our Common Shares.

●	The market for our Common Shares may not provide investors with adequate liquidity.

●	Since we do not expect to pay any cash dividends for the foreseeable future, investors in our common shares may be forced to sell their stock in order to obtain a return on their investment.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

●	A possible “short squeeze” due to a sudden increase in demand of our Common Shares that largely exceeds supply may lead to price volatility in our Common Shares.

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Risks Related to Our Financial Position and Capital Requirements

We have a history of operating losses and we may never achieve or maintain profitability.

We have a limited operating history and a history of losses from operations. As of September 30, 2024, we had an accumulated deficit of $106,863,707. Our existing cash and cash equivalents will be insufficient to fully fund our business plan. Our ability to achieve profitability will depend on whether we can obtain additional capital when we need it, complete the development of our technology, obtain required regulatory approvals and continue to develop arrangements with channel partners. There can be no assurance that we will ever achieve profitability.

Our independent registered public accounting firm, in its report on our financial statements for the year ended December 31, 203, concurs with management representation that raises substantial doubt about our ability to continue as a going concern.

We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business, we may need to engage in additional equity or debt financing to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Common Shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely impacted. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a significant adverse impact on our business, operating results and financial condition.

Our independent registered public accountants have noted that we may not survive as a going concern.

Our independent registered public accountants have included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 203, concurring with management representation of expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in 2024, 2023, and 2022. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner, .

In connection with the audit of our consolidated financial statements for the years ended December 31, 2024, 2023, and 2022, our independent registered public accountants identified several material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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In 2024, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to ………………………………….

In 2023, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to our revenue recognition practices where we do not sufficiently determine for specific transactions the correct timing in which the revenue should be recorded after title transfer terms were met. The second material weakness related to insufficient documentation of inventory controls relating to our inventory balances, transfer between sites and off-site inventory tracking is limited. The third material weakness related to internal control weaknesses in the capitalization and coordination of development costs to prevent excess payments and erroneously recorded invoices.

For the material weaknesses identified in our 2023 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

●	With respect to the revenue recognition weakness, management has implemented a process that will scrutinize the delivery date for each sale that occurs to ensure that the revenue recognition for each period is calculated properly. This will ensure proper matching of revenues in the period incurred.

●	With respect to the inventory transfers, management has implemented manual processes as a back up to ensure all inventory transfers are recorded properly so that the inventory valuation is correct.

With respect to the research and development process, our research and development team will be required to approve all invoices from the research and development subcontractor and ensure they fall within the budget and to ensure that new contracts and agreements are made to extend and expand the previous contract once total payments reached the sum in the agreement to ensure the amounts capitalized are not in excess of the original budget with its discounted cash flows. Once the research and development team has approved the invoice based on the above criteria, the Company’s Chief Executive Officer will review the documentation and, once approved, will forward the documentation to the Company’s Chief Financial Officer in Canada for wire initiation.

In 2022, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to our revenue recognition practices where we do not sufficiently review (i) product returns in relation to product sales and (ii) for title transfer terms to determine when revenue should be recorded. The second material weakness related to insufficient documentation of inventory controls relating to our inventory balances, advances to suppliers, and off-site inventory tracking is limited. The third material weakness related to internal control weaknesses in the capitalization and coordination of development costs to prevent excess payments and erroneously recorded invoices.

For the material weaknesses identified in our 2022 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

●	With respect to the revenue recognition practices, management will consistently apply of IFRS15 with respect to the five criterion for revenue recognition, In addition, management will institute peer review of North American sales by the Israeli subsidiary’s chief financial officer and peer review by Company’s Chief Financial Officer of Israeli sales recognition policy on a quarterly basis and engage in dialogue on new customers to ensure the revenue recognition policy and the customer contracts are consistently applied.

●	With respect to the inventory control weaknesses, management will institute the following remediation procedures:

●	Monthly comparison of inventory first and last cost in USD$ between periods to note any changes and to investigate the reason for these discrepancies to provide a more accurate quantum of write downs and consistent costing.

●	The implementation of an IT system to track the inventory movements in North America;

●	Monthly comparison of inventory units between periods to note any changes and to investigate the reason for any inconsistencies.

●	Obtain confirmation of goods in transit with external vendors and consignment customers on a more timely basis.

●	With respect to the development cost weaknesses, the research and development team will be required to approve all invoices from the R&D sub-contractor and ensure they fall within the budget to ensure the amounts capitalized are not in excess of the original budget with its discounted cash flows. Once the R&D team has approved the invoice based on the above criteria, the Company’s Chief Executive Officer will review the documentation and once approved, will forward said documentation to the Company’s Chief Financial Officer in Canada for wire initiation.

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To date, we have only partially remediated the material weaknesses identified in 2022. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Common Shares to decline.

We began to take steps to remediate these material weaknesses and strengthen our internal control over financial reporting, including the following:

(i)	documenting and formally assessing our accounting and financial reporting policies and procedures; and

(ii)	increasing the use of third-party consultants in assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

Risks Related to Our Business and Industry

We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

Over 60% of our revenues for both the years ended December 31, 2024 and 2023 were generated through sales by our channel partners, which are primarily wireless carriers who sell our devices through their sales channels. To the extent our channel partners are unsuccessful in selling or do not promote our products, or we are unable to obtain and retain a sufficient number of high-quality channel partners, our business and operating results could be significantly harmed. Our channel partners are wireless carriers who have direct and indirect sales channels which we are leveraging to get to their customers. Our wireless carrier channel partners currently include:

●	AT&T, in the United States;

●	FirstNet, in the United States;

●	Verizon, in the United States;

●	T-Mobile, in the United States;

●	Bell Mobility, in Canada;

●	Rogers, in Canada; and

●	a leading global land mobile radio, or LMR, vendor and distributor in North America and international markets.

While these arrangements are typically long term, they generally do not contain any firm purchase volume commitments. As a result, our channel partners are not contractually obligated to purchase from us any minimum number of products. We are generally required to satisfy any and all purchase orders delivered to us within specified delivery windows, with limited exceptions (such as orders significantly in excess of forecasts). If we are unable to efficiently manage our supply and satisfy purchase orders on a timely basis to our channel partners, we may be in breach of our sales arrangements and lose potential sales. If a technical issue with any of our covered products exceeds certain present failure thresholds for the relevant performance standard or standards, the channel partner typically has the right to cease selling the product, cancel open purchase orders and levy certain monetary penalties. If our products suffer technical issues or failures following sales to our channel partners, we may be subject to significant monetary penalties and our channel partners may cease making purchase orders, which would significantly harm our business and results of operations. In addition, our channel partners retain sole discretion in which of their stocked products to offer their customers. While we may offer limited customer incentives, we generally have limited to no control over which products our channel partners decide to offer or promote, which directly impacts the number of products that our partners will purchase from us.

In addition, our channel partners may be unsuccessful in marketing, selling and supporting our solutions. They may also market, sell and support solutions that are somewhat competitive with ours, and may devote more resources to the marketing, sales and support of such products. They may have incentives to promote our competitors’ products in lieu of our products, particularly for our bigger competitors with larger volumes of orders, more diverse product offerings and a longer relationship with our generally large-scale channel partners. As a result, our channel partners may stop selling our products completely. While we employ a small direct sales force, our channel partners have significantly larger sales teams who are not contractually obligated to promote any of our devices and often have multiple competing devices in stock to offer their customers. In addition, downstream sales by our channel partners often succeed due to attractive device prices and monthly rate plans, which we do not control. In certain cases, we may promote our own devices through customer incentives, however, there can be no assurance that any such incentives would contribute to increased purchases of our products. Further, given the impact of attractive pricing on ultimate sales, we generally must offer increased promotional funding or price reductions for our more expensive products. This promotional funding or price reductions operate to reduce our margins and significantly impact our profitability.

New sales channel partners may take several months or more to achieve significant sales. Our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products or services to their customers, or violate laws or our corporate policies.

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If we fail to effectively manage our existing or future sales channel partners, our channel partners fail to promote our products effectively, we are unable to meet our obligations under our sales arrangements or future agreements that we may enter into with wireless carrier customers have terms that are more favorable to the customer, our business and results of operations would be harmed.

We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

Our revenues have been primarily in the industrial enterprise market, and we are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets. End customers in the public sector market may remain, for reasons outside our control, tied to LMR solutions or other competitive alternatives to our devices. Sales of our products to these buyers may also be delayed or limited by these competitive conditions. If our products are not widely accepted by buyers in those markets, we may not be able to expand sales of our products into new markets, and our business, results of operations and financial condition may be adversely impacted.

We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

We face significant competition in developing and selling our solutions. Our primary competitors in the non-rugged mobile device market include LG Corporation, Apple Inc. and Samsung Electronics Co. Ltd. Our primary competitors in the rugged mobile device market include Sonim Technologies Inc., Bullitt Mobile Ltd., and Kyocera Corporation. We also face competition from large system integrators and manufacturers of private and public wireless network equipment and devices. Competitors in this space include Harris Corporation, JVC KENWOOD Corporation, Motorola, and Tait International Limited. Within the Cellular Booster category, we have several direct competitors, including Wilson Electronics, LLC, or Wilson Electronics, Nextivity, Inc. and SureCall Company.

We cannot assure you that we will be able to compete successfully against current or future competitors. Increased competition in mobile computing platforms, data capture products, or related accessories and software developments may result in price reductions, lower gross profit margins, and loss of market share, and could require increased spending on research and development, sales and marketing, and customer support. Some competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary products, which may create additional pressures on our competitive position in the marketplace.

Most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources and experience than we do. In addition, because of the higher volume of components that many of our competitors purchase from their suppliers, they are able to keep their supply costs relatively low and, as a result, may be able to recognize higher margins on their product sales than we do. Many of our competitors may also have existing relationships with the channel partners who we use to sell our products, or with our potential customers. This competition may result in reduced prices, reduced margins and longer sales cycles for our products. Our competitors may also be able to more quickly and cost-effectively respond to new or emerging technologies and changes in customer requirements. The combination of brand strength, extensive distribution channels and financial resources of the larger vendors could cause us to lose market share and could reduce our margins on our products. If any of our larger competitors were to commit greater technical, sales, marketing and other resources to our markets, our ability to compete would be adversely impacted. If we are unable to successfully compete with our competitors, our sales would suffer and as a result our financial condition will be adversely impacted.

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Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

Complex software, as well as multiple components, displays, plastics and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. Defects in our products may result in a loss of sales, product malfunction, delay in market acceptance and potential injuries to our customers which can bring to injury in our reputation and increased warranty costs.

Additionally, our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors, defects or bugs to date, we may discover significant errors, defects, or bugs in the future that we may not be able to correct or correct in a timely manner. It is possible that errors, defects or bugs will be found in our existing or future software and/or hardware products and related services with the potential for delays in, or loss of market acceptance of, our products and services, diversion of our resources, injury to our reputation, increased service and warranty expenses, and payment of damages.

Further, errors, defects or bugs in our solutions could be exploited by hackers or could otherwise result in an actual or perceived breach of our information systems. Alleviating any of these problems could require significant expense and could cause interruptions, delays or cessation of our product licensing, which would reduce demand for our products and result in a loss of sales, delay in market acceptance and injure our reputation and could adversely impact our business, results of operations and financial condition.

If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

Our ability to successfully grow our business depends on a number of factors including our ability to:

●	accelerate the adoption of our solutions by new end customers;

●	expand into new vertical markets;

●	develop and deliver new products and services;

●	increase awareness of the benefits that our solutions offer; and

●	expand our domestic and international footprint.

As usage of our solutions grows, we will need to continue to make investments to develop and implement new or updated solutions, software, technologies, security features and cloud-based infrastructure operations. In addition, we will need to appropriately scale our internal business systems and our services organization, including the suppliers of our products and customer support services, to serve our growing customer base. Any failure of, or delay in, these efforts could impair the performance of our solutions and reduce customer satisfaction.

Further, our growth could increase quickly and place a strain on our managerial, operational, financial and other resources, and our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully, we will need to continue to invest in sales and marketing, research and development, and general and administrative functions and other areas. We are likely to recognize the costs associated with these investments earlier than receiving some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely impact our operating results.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or upgrades to our existing solutions, satisfy customer requirements, maintain the quality and security of our solutions or execute on our business plan, any of which could harm our business, operating results and financial condition.

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We may not be able to continue to develop solutions to address user needs effectively in an industry characterized by ongoing change and rapid technological advances.

To be successful, we must adapt to rapidly changing technological and application needs by continually improving our products, as well as introducing new products and services, to address user demands.

Our industry is characterized by:

●	evolving industry standards;

●	frequent new product and service introductions;

●	increasing demand for customized product and software solutions;

●	rapid competitive developments;

●	changing customer demands; and

●	evolving distribution channels.

Future success will depend on our ability to effectively and economically adapt in this evolving environment. We could incur substantial costs if we must modify our business to adapt to these changes, and may even be unable to adapt to these changes.

The markets for our devices and related accessories may not develop as quickly as we expect, or may not develop at all. Our dependence on our cellular carrier channel partners and their success in promoting Push to Talk over Cellular to their client base is key for the success of the business.

Our future success is substantially dependent upon continued adoption of devices and related accessories in the industrial enterprise and public sector markets, including the transition from LMR to Push to Talk over Cellular and LTE networks. These market developments and transitions may take longer than we expect or may not occur at all, and may not be as widespread as we expect. If the market does not develop as we expect, our business, operating results and financial condition would be significantly harmed.

Our future success is dependent on our ability to create independent brand awareness for our company and products with end customers, and our inability to achieve such brand awareness could limit our prospects.

We depend on wireless carriers to promote and distribute our products. While we intend to ramp up direct marketing and end-customer brand awareness initiatives in the future, our sales and marketing efforts have historically been predominantly focused on channel partners. To increase end-customer brand awareness, we intend to develop sales tools for key verticals within our target markets, increase usage of social media and expand product training efforts, among other things. As a result, we expect our sales and marketing expenses to increase in the future, primarily from increased sales personnel expenses, which will require us to cost-efficiently ramp up our sales and marketing capabilities and effectively target end customers. However, there can be no assurance that we will successfully increase our brand awareness or do so in a cost-efficient manner while maintaining market share within our existing sales channels. Our failure to establish stand-alone brand awareness with end customers of our products will leave us vulnerable to the marketing and selling success of others, including our channel partners, and these developments could have an adverse impact on our prospects. If we are unable to significantly increase the awareness of our brand and solutions with end customers in a cost-efficient manner, we will remain significantly dependent on our channel partners for sales of our products, and our business, financial condition and results of operations could be adversely impacted.

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We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel, the loss of any of whom could adversely impact our business.

Our future success depends in large part on the continued contributions of a concentrated group of senior management and other key personnel. In particular, the leadership of key management personnel is critical to the successful management of our company, the development of our solutions and our strategic direction. We also depend on the contributions of key technical personnel. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key personnel could significantly delay or prevent the achievement of our development and strategic objectives and harm our business.

We compete in a rapidly evolving market, and the failure to respond quickly and effectively to changing market requirements could cause our business and operating results to decline.

The mobile device market is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. In order to deliver a competitive mobile device, our solutions must be capable of operating in an increasingly complex network environment. As new wireless phones are introduced and standards in the mobile device market evolve, we may be required to modify our phones and services to make them compatible with these new products and standards. Likewise, if our competitors introduce new devices and services that compete with ours, we may be required to reposition our solutions or introduce new phones and solutions in response to such competitive pressure. We may not be successful in modifying our current devices or introducing new ones in a timely or appropriately responsive manner, or at all. If we fail to address these changes successfully, our business and operating results could be significantly harmed.

If we are unable to sell our solutions into new markets, our revenues may not grow.

Any new market into which we attempt to sell our solutions may not be receptive. Our ability to penetrate new markets depends on the quality of our solutions, the continued adoption of our public safety solution by first responders, the perceived value of our solutions as a risk management tool and our ability to design our solutions to meet the demands of our customers. If the markets for our solutions do not develop as we expect, our revenues may not grow.

Our ability to successfully face these challenges depends on several factors, including increasing the awareness of our solutions and their benefits, the effectiveness of our marketing programs, the costs of our solutions, our ability to attract, retain and effectively train sales and marketing personnel, and our ability to develop relationships with wireless carriers and other partners. If we are unsuccessful in developing and marketing our solutions into new markets, new markets for our solutions might not develop or might develop more slowly than we expect, either of which would harm our revenues and growth prospects.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements on a timely basis or at all, our business will be adversely impacted.

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Volatility or lack of positive performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the market price of our Common Shares. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results and financial condition would be adversely impacted.

A security breach or other significant disruption of our IT systems or those of our partners, suppliers or manufacturers, caused by cyberattacks or other means, could have a negative impact on our operations, sales, and operating results.

All IT systems are potentially vulnerable to damage, unauthorized access or interruption from a variety of sources, including but not limited to, cyberattacks, cyber intrusions, computer viruses, security breaches, energy blackouts, natural disasters, terrorism, sabotage, war, insider trading and telecommunication failures. A cyberattack or other significant disruption involving our IT systems or those of our outsource partners, suppliers or manufacturers could result in the unauthorized release of proprietary, confidential or sensitive information of ours or result in virus and malware installation on our devices. Such unauthorized access to, or release of, this information or other security breaches could: (i) allow others to unfairly compete with us, (ii) compromise safety or security, (iii) subject us to claims for breach of contract, tort, and other civil claims, and (iv) damage our reputation. Any or all of the foregoing could have a negative impact on our business, financial condition and results of operations.

We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

The purchase of our products is often an enterprise-wide decision for prospective customers, which requires us to engage in sales efforts over an extended period of time and provide a significant level of education to prospective customers regarding the uses and benefits of such devices. Prospective customers, especially the wireless carriers that sell our products, often undertake a prolonged evaluation process that may take from several months to several years in certain cases. Consequently, if our forecasted sales from a specific customer are not realized, we may not be able to generate revenues from alternative sources in time to compensate for the shortfall. The loss or delay of an expected large order could also result in a significant unexpected revenue shortfall. Moreover, to the extent we enter into and deliver our products pursuant to significant contracts earlier than we expected, our operating results for subsequent periods may fall below expectations. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. If we are unable to succeed in closing sales with new and existing customers, our business, operating results and financial condition will be harmed.

We have a limited history of contracting with third party manufacturers in Asia for the high-volume commercial production of our devices, and we may face manufacturing capacity constraints.

We have limited history and experience in contracting with third party manufacturers in Asia for the high-volume commercial production of our devices. Because of this limited production history, we face challenges in predicting our business and evaluating its prospects, which may result in breakdowns of our ability to timely supply our devices to our customers. Moreover, we face manufacturing capacity constraints that present further risks to our business. If overall demand of our devices increases in the future, we will need to expand our third party manufacturing capacity in a cost-efficient manner. Failing to meet customer demand due to our failure to successfully address these risks and challenges could adversely impact our reputation and future sales, which would significantly harm our business, results of operations and financial condition.

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Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Middle East War, which may cause a material adverse effect on the level of economic activity around the world, including in the markets we serve.

In October 2023, war broke out in the Middle East between Israel and Hamas and possibly with other regional powers. As a result of this war, various nations, including the United States, have been monitoring the situation closely. While we currently have customers, assets, liabilities, employees and suppliers in the region we have not experienced any supply disruptions directly related to this war. As this war continues or possibly escalates, this may lead to further disruption, instability and volatility in global markets and industries that could negatively impact our customers, operations and our supply chain. The impact of the conflict and related sanctions on the world economy are subject to rapid change and are difficult to predict. The war could create disruptions in the supply chain for certain of our products which, to date, has not had a substantive impact on our operations. None of our critical raw materials are sourced from, and none of our finished products are manufactured in, the Middle East region. We have no operations or other projects in that region.

We are monitoring any broader economic impact from the Middle East war, including heightened risk of cyberattacks, property damage, employee inaccessibility to the workplace, increased prices of fuel and other commodities, and potential impacts to our partners’ supply chains. Our financial condition, results of operations, and cash flows may be materially adversely affected, but the specific impact on our financial condition, results of operations, and cash flows is currently difficult to determine.

Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Russian invasion of Ukraine, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve.

In February 2022, the Russian Federation invaded Ukraine. As a result of the invasion, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus and certain of their citizens. While we currently have no customers or suppliers located in Belarus, the Russian Federation or Ukraine, nor have we experienced any supply disruptions directly related to the Russian invasion of Ukraine as we do not knowingly source any materials originating from Belarus, the Russian Federation or Ukraine, as the war in Ukraine continues or possibly escalates, this may lead to further disruption, instability and volatility in global markets and industries that could negatively impact our customers, operations and our supply chain. The impact of the conflict and related sanctions on the world economy are subject to rapid change and are difficult to predict. The war has created disruptions in the supply chain for certain of our products which, to date, has not had a substantive impact on our operations. None of our critical raw materials are sourced from, and none of our finished products are manufactured in, the sanctioned regions. We have no operations or other projects in that region.

We are monitoring any broader economic impact from Russia’s invasion of Ukraine and the ongoing war between the two nations, including heightened risk of cyberattacks, increased prices of fuel and other commodities, and potential impacts to our partners’ supply chains. Our financial condition, results of operations, and cash flows may be materially adversely affected, but the specific impact on our financial condition, results of operations, and cash flows is currently difficult to determine.

We rely on industry data and projections which may prove to be inaccurate.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. These industry data, including the vehicle communications industry, include projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The vehicle communications industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Common Shares. In addition, the rapidly changing nature of the vehicle communications industry subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

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Risks Related to our Reliance on Third Parties

As we work with multiple vendors for our components, if we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

Because our production volumes are based on a forecast of channel partner demand rather than purchase commitments from our major customers, there is a risk that our forecasts could be inaccurate and that we will be unable to sell our products at the volumes and prices we expect, which may result in excess inventory. We provide, and will continue to provide, forecasts of our demand to our third-party suppliers prior to the scheduled delivery of products to our channel partners. If we overestimate our requirements, our contract manufacturers may have excess component inventory, which could increase our costs. If we underestimate our requirements, our contract manufacturers may have inadequate component inventory, which could interrupt the manufacturing of our products and result in delays in shipments and revenues or even lost sales, or could incur unplanned overtime costs to meet our requirements, resulting in significant cost increases. For example, certain materials and components used to manufacture our products may reach end of life during any of our product’s life cycles, following which suppliers no longer provide such expired materials and components. This would require us to either source and qualify an alternative component, which could require a re-certification of the device by the wireless carriers and/or regulatory agencies, or forecast product demand for a final purchase of such materials and components that may reach end of life to ensure that we have sufficient product inventory through a product’s life cycle. If we overestimate forecasted demand, we would hold excess end-of-life materials and components resulting in increased costs. If we underestimate forecasted demand, we could experience delays in shipments and loss of revenues.

In addition, if we underestimate our requirements and the applicable supplier becomes insolvent or is no longer able to timely supply our needs in a cost-efficient manner or at all, we may be required to acquire components, which may need to be customized for our products, from alternative suppliers, including at significantly higher costs. If we cannot source alternative suppliers and/or alternative components, we may suffer delays in shipments or lost sales. Similarly, credit constraints at our suppliers could require us to accelerate payment of our accounts payable, impacting our cash flow. Further, lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, contract terms, customization needed for any particular component and demand for each component at a given time. Any such failure to accurately forecast demand and manufacturing and supply requirements, and any need to obtain alternative supply sources, could materially harm our business, results of operations and financial condition.

Our dependence on third-party suppliers for key components of our products could delay shipment of our products and reduce our sales.

We depend on certain suppliers for the delivery of components used in the assembly of our products. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of components and reduced control over pricing and timing of delivery of components. In particular, we have little to no control over the prices at which our suppliers sell materials and components to us. Certain supplies of our components are available only from a single source or limited sources and we may not be able to diversify sources in a timely manner. We have experienced shortages in the past that have negatively impacted our results of operations and may experience such shortages in the future.

We also do not have long-term supply agreements with any of our suppliers. Our current contracts with certain suppliers may be cancelled or not extended by such suppliers and, therefore, do not afford us with sufficient protection against a reduction or interruption in supplies. Moreover, in the event any of these suppliers breach their contracts with us, our legal remedies associated with such a breach may be insufficient to compensate us for any damages we may suffer.

Any interruption of supply for any material components of our products, or inability to obtain required components from our third-party suppliers, could significantly delay the production and shipment of our products and harm our revenues, profitability and financial condition.

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Because we rely on a small number of channel partners/customers for a large portion of our revenue, the loss of any of these customers would have a material adverse effect on our operating results and cash flows.

For our fiscal years ended December 31, 2024 and 2023, we derived 70% and 52% of our revenue, respectively, from five customers/channel partners. Any termination of a business relationship with, or a significant sustained reduction in business from, one or more of these channel partners/customers could have a material adverse effect on our operating results and cash flows.

If dedicated public safety LTE networks are not deployed at the rate we anticipate or at all, demand for our solutions may not grow as expected.

A key part of our strategy is to further expand the use of our solutions over dedicated LTE networks in the public safety market. If the deployment of dedicated LTE networks is delayed or such networks are not adopted at the rate we anticipate, demand for our solutions may not develop as we anticipate, which would have a negative effect on our revenues.

The application development ecosystem supporting our devices and related accessories is new and evolving.

The application development ecosystem supporting our devices and related accessories is new and evolving. Specifically, the number of application developers in the ecosystem supporting our devices and accessories is small. If the market or the application development ecosystem does not develop, timely or at all, demand for our products may be limited, and our business and results of operations will be significantly harmed.

Failure of our suppliers, subcontractors, distributors, resellers, and representatives to use acceptable legal or ethical business practices, or to fail for any other reason, could negatively impact our business.

We do not control the labor and other business practices of our suppliers, subcontractors, distributors, resellers and third-party sales representatives, or TPSRs, and cannot provide assurance that they will operate in compliance with applicable rules, and regulations regarding working conditions, employment practices, environmental compliance, anti-corruption, and trademark a copyright and patent licensing. If one of our suppliers, subcontractors, distributors, resellers, or TPSRs violates labor or other laws or implements labor or other business practices that are regarded as unethical, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated, and our reputation could be damaged. If one of our suppliers or subcontractors fails to procure the necessary license rights to trademarks, copyrights or patents, legal action could be taken against us that could impact the saleability of our products and expose us to financial obligations to a third party. Any of these events could have a negative impact on our sales and results of operations.

Moreover, any failure of our suppliers, subcontractors, distributors, resellers and TPSRs, for any reason, including bankruptcy or other business disruption, could disrupt our supply or distribution efforts and could have a negative impact on our sales and results of operations.

Our products are subject to risks associated with sourcing and manufacturing.

We do not own or operate any of the manufacturing facilities for our products and rely on a concentrated number of independent suppliers to manufacture all of the products we sell. For our business to be successful, our suppliers must provide us with quality products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. Our ability to obtain a sufficient selection or volume of merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our supplier relationships or events that adversely affect our suppliers.

There can be no assurance we will be able to detect, prevent or fix all defects that may affect our products manufactured by our suppliers. Failure to detect, prevent or fix defects, or the occurrence of real or perceived quality or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our wholesale partners, litigation, product recalls and credit, warranty or other claims, among others, which could harm our brand, results of operations and financial condition. Such problems could hurt our brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.

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If one or more of our significant suppliers were to sever their relationship with us or significantly alter the terms of our relationship, including due to changes in applicable trade policies, we may not be able to obtain replacement products in a timely manner, which could have a material adverse effect on our business, results of operations and financial condition.

In addition, if any of our primary suppliers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us product in accordance with our plans, there could be a material adverse effect on our results of operations.

Our contractors and suppliers buy raw materials and are subject to wage rates that are oftentimes regulated by the governments of the countries in which our products are manufactured. The raw materials used to manufacture our products are subject to availability constraints and price volatility. There could be a significant disruption in the supply of raw materials from current sources or, in the event of a disruption, our suppliers might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or at all. Our business is dependent upon the ability of our unaffiliated suppliers to locate, train, employ and retain adequate personnel. Our unaffiliated suppliers have experienced, and may continue to experience in the future, unexpected increases in work wages, whether government-mandated or otherwise. Our suppliers may increase their pricing if their raw materials became more expensive. Our suppliers may pass the increase in sourcing costs to us through price increases, thereby impacting our margins. Material changes in the pricing practices of our suppliers could negatively impact our profitability.

In addition, we cannot be certain that our unaffiliated suppliers will be able to fill our orders in a timely manner. If we experience significant increases in demand, or reductions in the availability of materials, or need to replace an existing supplier, there can be no assurance additional supplies of raw materials or additional manufacturing capacity will be available when required on terms acceptable to us, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to expand existing or find new manufacturing or sources of materials, we may encounter delays in production and added costs as a result of the time it takes to train suppliers in our methods, products, quality control standards and labor, health and safety standards. Any delays, interruption or increased costs in labor or wages, or the supply of materials or manufacture of our products, could have an adverse effect on our ability to meet wholesale partner and customer and consumer demand for our products and result in lower revenue and net income both in the short and long term.

Events that adversely impact our suppliers could impair our ability to obtain adequate and timely supplies. Such events include, among others, difficulties or problems associated with our suppliers’ business, the financial instability and labor problems of suppliers, merchandise quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, transportation delays and shipment issues. Our suppliers may be forced to reduce their production, shut down their operations or file for bankruptcy. Our suppliers may consolidate, increasing their market power. The occurrence of one or more of these events could impact our ability to get products to our customers and/or wholesale partners, result in disruptions to our operations, increase our costs and decrease our profitability.

Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control, including:

●	increased shipping costs;

●	the imposition of additional import or trade restrictions;

●	legal or economic restrictions on overseas suppliers’ ability to produce and deliver products;

●	increased custom duties and tariffs;

●	unforeseen delays in customs clearance of goods;

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●	more restrictive quotas;

●	loss of a most favored nation trading status;

●	currency exchange rates;

●	transportation delays;

●	port of entry issues; and

●	foreign government regulations, political instability and economic uncertainties in the countries from which we or our suppliers source our products.

Our sourcing operations may also be hurt by health concerns regarding the outbreak of viruses, widespread illness, infectious diseases, contagions and the occurrence of unforeseen epidemics (including the outbreak of the novel Coronavirus (Covid-19) and its potential impact on our financial results) in countries in which our merchandise is produced. Moreover, negative press or reports about internationally manufactured products may sway public opinion, and thus customer confidence, away from our products. Furthermore, changes in U.S. trade policies, including new restrictions, tariffs or other changes could lead to additional costs, delays in shipments, embargos and other uncertainties that could negatively impact our relationships with our international suppliers and materially adversely affect our business. These and other issues affecting our international suppliers or internationally manufactured merchandise could have a material adverse effect on our business, results of operations and financial condition.

In addition, some of our suppliers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans, especially if we need significantly greater amounts of inventory. In such cases, our ability to pursue our growth strategy will depend in part upon our ability to develop new supplier relationships.

The nature of our business may result in undesirable press coverage or other negative publicity, which would adversely impact our brand identity, future sales and results of operations.

Our solutions are used to assist law enforcement and other public safety personnel in situations involving public safety. The incidents in which our solutions are deployed may involve injury, loss of life and other negative outcomes, and such events are likely to receive negative publicity. Such negative publicity could have an adverse impact on new sales or renewals or expansions of coverage areas by existing customers, which would adversely impact our financial results and business.

Changes in the availability of federal funding to support local public safety or other public sector efforts could impact our opportunities with public sector end customers.

Many of our public sector end customers rely to some extent on funds from the U.S. federal government in order to purchase and pay for our solutions. Any reduction in federal funding for local public safety or other public sector efforts could result in our end customers having less access to funds required to continue, renew, expand or pay for our solutions. For example, changes in policies with respect to “sanctuary cities” may result in a reduction in federal funds available to our current or potential end customers. Additionally, any future U.S. government shutdowns could result in delayed public safety spending or re-allocation of funding into other areas of public safety. If federal funding is reduced or eliminated and our end customers cannot find alternative sources of funding to purchase our solutions, our business will be harmed.

Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could significantly adversely impact our business.

Current or future economic uncertainties or downturns could adversely impact our business and operating results. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, inflation, changes in general interest rates, decisions of central banks, financial and credit market fluctuations, political deadlock, natural catastrophes, warfare and terrorist attacks in North America, Europe, the Asia Pacific region or elsewhere, could cause a decrease in funds available to our customers and potential customers and negatively affect the growth rate of our business.

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These economic conditions may make it extremely difficult for our customers and us to forecast and plan future budgetary decisions or business activities accurately, and they could cause our customers to re-evaluate their decisions to purchase our solutions, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times or as a result of political changes, our customers may tighten their budgets and face constraints in gaining timely access to sufficient funding or other credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely impact our financial results.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry, or the impact of political changes. If the economic conditions of the general economy or industries in which we operate worsen from present levels, or if recent political changes result in less funding being available to purchase our solutions, our business, operating results and financial condition could be adversely impacted.

Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our operating results and financial condition.

Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks, and power outages, which may render it difficult or impossible for us to operate our business for some period of time. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could negatively impact our business and operating results, and harm our reputation. In addition, we may not carry business insurance or may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a significant adverse impact on our business, operating results and financial condition. In addition, the facilities of significant vendors may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or significant adverse impact on our business.

We are exposed to risks associated with strategic acquisitions and investments.

We may consider strategic acquisitions of companies with complementary technologies or intellectual property in the future. Acquisitions hold special challenges in terms of successful integration of technologies, products, services and employees. We may not realize the anticipated benefits of these acquisitions or the benefits of any other acquisitions we have completed or may complete in the future, and we may not be able to incorporate any acquired services, products or technologies with our existing operations, or integrate personnel from the acquired businesses, in which case our business could be harmed.

Acquisitions and other strategic decisions involve numerous risks, including:

●	problems integrating and divesting the operations, technologies, personnel, services or products over geographically disparate locations;

●	unanticipated costs, taxes, litigation and other contingent liabilities;

●	continued liability for discontinued businesses and pre-closing activities of divested businesses or certain post-closing liabilities which we may agree to assume as part of the transaction in which a particular business is divested;

●	adverse impacts on existing business relationships with suppliers and customers;

●	cannibalization of revenues as customers may seek multi-product discounts;

●	risks associated with entering into markets in which we have no, or limited, prior experience;

●	incurrence of significant restructuring charges if acquired products or technologies are unsuccessful;

●	significant diversion of management’s attention from our core business and diversion of key employees’ time and resources;

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●	licensing, indemnity or other conflicts between existing businesses and acquired businesses;

●	inability to retain key customers, distributors, suppliers, vendors and other business relations of the acquired business; and

●	potential loss of our key employees or the key employees of an acquired organization or as a result of discontinued businesses.

Financing for future acquisitions may not be available on favorable terms, or at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, service offerings, technologies or employees into our existing business and operations. Future acquisitions and divestitures may not be well-received by the investment community, which may cause the value of our stock to fall. We cannot ensure that we will be able to identify or complete any acquisition, divestiture or discontinued business in the future. Further, the terms of our indebtedness constrain our ability to make and finance additional acquisitions or divestitures.

If we acquire businesses, new products, service offerings or technologies in the future, we may incur significant acquisition-related costs. In addition, we may be required to amortize significant amounts of finite-lived intangible assets and we may record significant amounts of goodwill or indefinite-lived intangible assets that would be subject to testing for impairment. We have in the past and may in the future be required to write off all or part of the intangible assets or goodwill associated with these investments that could harm our operating results. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be significantly diluted. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our cash and investments. Acquisitions could also cause operating margins to fall depending on the businesses acquired.

Our strategic investments may involve joint development, joint marketing, or entry into new business ventures, or new technology licensing. Any joint development efforts may not result in the successful introduction of any new products or services by us or a third party, and any joint marketing efforts may not result in increased demand for our products or services. Further, any current or future strategic acquisitions and investments by us may not allow us to enter and compete effectively in new markets or enhance our business in our existing markets and we may have to impair the carrying amount of our investments.

We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.

International Financial Reporting Standards and related accounting pronouncements, implementation guidelines, and interpretations with regard to a wide range of matters that are relevant to our businesses, including, but not limited to, revenue recognition, asset impairment, inventories, customer rebates and other customer consideration, tax matters, and litigation and other contingent liabilities are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition. New accounting guidance may also require systems and other changes that could increase our operating costs and/or change our financial statements. For example, implementing future accounting guidance related to revenue, accounting for leases and other areas could require us to make significant changes to our accounting systems, impact existing debt agreements and result in adverse changes to our financial statements.

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Risks Related to Government Regulation

The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, including recent trade initiatives announced by the U.S. presidential administration against China, in which we do business could adversely impact our financial performance.

The U.S. government has made proposals that are intended to address trade imbalances, which include encouraging increased production in the United States. These proposals could result in increased customs duties and tariffs, and the renegotiation of some U.S. trade agreements. We import a significant percentage of our products into the United States, and an increase in customs duties and tariffs with respect to these imports could negatively impact our financial performance. If such customs duties and tariffs are implemented, it also may cause U.S. trading partners to take actions with respect to U.S. imports or U.S. investment activities in their respective countries. Any potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could adversely impact our financial performance. Given the level of uncertainty over which provisions will be enacted, we cannot predict with certainty the impact of the proposals.

For example, in 2018, the U.S. presidential administration and Chinese government imposed significant tariffs on exports between the two countries. This evolving policy dispute between China and the United States is likely to have significant impact on the industries in which we participate, directly and indirectly, and no assurance can be given that any individual customer or significant groups of companies or a particular industry, will not be adversely impacted by any governmental actions taken by either China or the United States. In addition, we manufacture our mobile phones at our facility in Shenzhen, China, which could result in significant additional costs to us when shipping our products to various customers in the United States. It is not possible to predict with any certainty the outcome of the trade dispute between the United States and China, and prolonged or increased tariffs on imports from China to the United States would adversely impact our business, results of operations and financial condition.

In 2020, a Phase One trade agreement was signed imposing specific targets for Chinese purchases of various exports from the United States. These ambitious commitments specified numerical targets in U.S. goods and services exports to China for increases of $77 billion in 2020 and $123 billion in 2021 from the 2017 baseline. The Phase One agreement also imposed numerous tariffs on a variety of goods including but not limited to imports from China along with steel and aluminum imports from across the world, creating an upward pressure on prices in the United States. These tariffs currently impact over $350 billion of imports and exports and increase consumer costs by roughly $51 billion annually based on 2021 import levels. The uncertainty of the Phase One deal, unilaterally imposed in 2020 and substantially still in effect today, lie in their conditions. For instance, Section 301 enables the president to impose tariffs or quotas wherever the United States Trade Representative (USTR) finds that other nations are engaging in unfair trade practices and Section 232 allows the president to impose trade barriers if the Department of Commerce finds that imports threaten U.S. national security. The Company will be unable to pre-empt decisions of this nature, and as such, the risks and consequences which accompany them.

In 2021, the U.S. presidential administration signed Executive Order 14017 into order, assessing vulnerabilities in four priority product areas: semiconductors, large capacity batteries, critical minerals and materials, and pharmaceuticals and active pharmaceutical ingredients. Executive Order 14017 established an interagency Supply Chain Trade Task Force led by USTR. This task force was directed to identify foreign trade practices that the U.S. deemed unfair or otherwise determined to cause erosion to U.S. critical supply chains. The impact and decisions of this task force may cause consequential action from other trading partners, potentially impacting the Company’s financial performance.

Later in 2021 and into 2022, the U.S. Administration replaced the Section 232 tariffs on steel and aluminum imports from the EU with a tariff rate quota system (TRQ), replaced the Section 232 tariffs on steel imports from Japan with a TRQ (the Section 232 aluminum imports from Japan are still in effect) and, as of March 2022, replaced the Section 232 tariffs on steel and aluminum imports from the UK with a TRQ. To date, the US Administration has kept in place all of the Section 301 tariffs on Chinese imports, which might influence importers to shift away from China and reorganize supply chains or otherwise cause decreased trade altogether – both imports and exports – raising prices and reducing options for consumers and businesses in the U.S. While a number of exclusions and extensions to these tariffs exist and evolve within the current administration, retaliatory actions by other nations remain a possibility.

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In 2022, five nations had levied retaliatory tariffs up to 70 percent on approximately $73.2 billion of U.S. exports. These tariffs do not include retaliation by Canada and Mexico; following the reversal of U.S. steel and aluminum tariffs, both Canada and Mexico withdrew their retaliatory tariffs of 7 percent to 25 percent on approximately $20 billion of U.S. exports. These tariffs also no longer include retaliation by the EU, as it cancelled its retaliatory tariffs in exchange for the United States replacing the aluminum and steel tariffs with a TRQ for EU imports.

The invasion of Ukraine by Russia has resulted increased sanctions on trade with Russia which could reverberate to other countries, other economies and other markets. On February 24, 2023, the United States, in coordination with allies and G7 partners, announced a new set of sanctions, export controls and tariffs targeting key, revenue-generating sectors of the Russian economy and restricting trade with over 200 persons, including both Russian and third-country actors across Europe, Asia and the Middle East. These new measures, taken by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, US Department of Commerce’s Bureau of Industry and Security, or BIS, Office of the US Trade Representative, or USTR and U.S. Department of State, mark the one-year anniversary of Russia’s war against Ukraine. These measures include the following:

●	OFAC: (i) announced a new determination targeting the metals and mining sector of the Russian Federation economy under Executive Order 14024; (ii) added 83 entities and 22 individuals to the Specially Designated Nationals and Blocked Persons List, including over 30 third-country individuals and entities, resulting in the freezing of their assets within U.S. jurisdiction and prohibitions on transactions by U,S, persons or within the U.S. that involve such persons and their 50 percent or more owned entities; and (iii) made additions and revisions to several existing general licenses.

●	BIS: (i) announced four new rules targeting Russia’s defense-industrial base and military and third countries supporting Russia; (ii) expanded export controls under the Export Administration Regulations, including licensing requirements on several commercial and industrial items; and (iii) added 86 entities to the Entity List determined to have engaged in sanctions evasion and backfill activities in support of Russia’s defense-industrial sector, prohibiting the targeted companies from purchasing items, such as semiconductors, whether made in the US or with certain US technology or software abroad.

●	USTR announced additional tariff increases, primarily targeting metals, minerals and chemical products.

These sanctions, export controls and tariffs are part of the U.S.’s ongoing to impose economic costs on Russia in response to its actions in Ukraine.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. Section 201, the U.S. Travel Act, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international presence, we may engage with distributors and third-party intermediaries to market our solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. In particular, the United States prohibits U.S. persons from engaging with individuals and entities identified as “Specially Designated Nationals,” such as terrorists and narcotics traffickers. These prohibitions are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. OFAC rules prohibit U.S. persons from engaging in, or facilitating a foreign person’s engagement in, transactions with or relating to the prohibited individual, entity or country, and require the blocking of assets in which the individual, entity or country has an interest. Blocked assets (e.g., property or bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Other countries in which we operate, including Canada and the United Kingdom, also maintain economic and financial sanctions regimes.

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Some of our solutions, including software updates and third-party accessories, may be subject to U.S. export control laws, including the Export Administration Regulations; however, the vast majority of our products are non-U.S.-origin items, developed and manufactured outside of the United States, and therefore not subject to these laws. For third-party accessories, we rely on manufacturers to supply the appropriate export control classification numbers that determine our obligations under these laws.

We cannot assure you that our employees and agents will not take action in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international presence, our risks under these laws, rules, and regulations may increase. Further, any change in the applicability or enforcement of these laws, rules, and regulations could adversely impact our business operations and financial results.

Detecting, investigating and resolving actual or alleged violations can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, anti-money laundering, or economic sanctions laws, rules, and regulations could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, revenues, financial condition, and results of operations would be significantly harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

Our operations and the products we manufacture and/or sell are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations. Compliance with such existing or future laws and regulations could subject us to future costs or liabilities, impact our production capabilities, constrict our ability to sell, expand or acquire facilities, restrict what solutions we can offer and generally impact our financial performance. Our products are designed for use in potentially explosive or hazardous environments. If our product design fails for any reason in such environments, we may be subject to product liabilities and future costs. In addition, some of these laws are environmental and relate to the use, disposal, remediation, emission and discharge of, and exposure to hazardous substances. These laws often impose liability and can require parties to fund remedial studies or actions regardless of fault. Environmental laws have tended to become more stringent over time and any new obligations under these laws could have a negative impact on our operations or financial performance.

Laws focused on the energy efficiency of electronic products and accessories, recycling of both electronic products and packaging, reducing or eliminating certain hazardous substances in electronic products, and the transportation of batteries continue to expand significantly. Laws pertaining to accessibility features of electronic products, standardization of connectors and power supplies, the transportation of lithium-ion batteries, and other aspects are also proliferating. There are also demanding and rapidly changing laws around the globe related to issues such as product safety, radio interference, radio frequency radiation exposure, medical related functionality, and consumer and social mandates pertaining to use of wireless or electronic equipment. These laws, and changes to these laws, could have a substantial impact on whether we can offer certain products, solutions, and services, and on what capabilities and characteristics our products or services can or must include.

These laws and regulations impact our products and could negatively impact our ability to manufacture and sell products competitively. In addition, we anticipate that we will see increased demand to meet voluntary criteria related to reduction or elimination of certain constituents from products, increasing energy efficiency and providing additional accessibility.

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Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

Our business depends on our ability to sell devices that use telecommunication bandwidth allocated to licensed and unlicensed wireless services, and that use of that bandwidth is subject to laws and regulations that are subject to change over time. Changes in the permitted uses of telecommunication bandwidth, reallocation of such bandwidth to different uses, and new or increased regulation of the capabilities, manufacture, importation, and use of devices that depend on such bandwidth could increase our costs, require costly modifications to our products before they are sold, or limit our ability to sell those products into our target markets. In addition, we are subject to regulatory requirements for certification and testing of our products before they can be marketed or sold. Those requirements may be onerous and expensive. Changes to those requirements could result in significant additional costs and could adversely impact our ability to bring new products to market in a timely fashion.

We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

Personal privacy and information security are significant issues in the United States and the other jurisdictions in which we operate or make our products and applications available. The legislative and regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission, or FTC, and various state, local and foreign agencies. We may collect personally identifiable information, or PII, and other data from our customers. We use this information to provide services to our customers and to support, expand and improve our business. We may also share customers’ PII with third parties as allowed by applicable law and agreements and authorized by the customer or as described in our privacy policy.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, transfer, use and storage of PII. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws as imposing standards for the online collection, use and dissemination of data. Many foreign countries and governmental bodies, including Canada, the European Union and other relevant jurisdictions, have laws and regulations concerning the collection and use of PII obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses. Within the European Union, legislators have adopted the General Data Protection Regulation, or GDPR, effective May 2018 which may impose additional obligations and risk upon our business, and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the obligations imposed by the governments of the foreign jurisdictions in which we do business or seek to do business and we may be required to make significant changes in our business operations, all of which may adversely impact our revenues and our business overall.

Although we are working to comply with those federal, state, and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our products or applications. At state level, lawmakers continue to pass new laws concerning privacy and data security. Particularly notable in this regard is the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA will introduce significant new disclosure obligations and provide California consumers with significant new privacy rights. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of PII or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse impact on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely impact our business.

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We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use PII for certain purposes. In addition, a foreign government could require that any PII collected in a country not be disseminated outside of that country, and we are not currently equipped to comply with such a requirement.

Risks Related to Our Intellectual Property

If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely on a combination of patent licenses, confidentiality procedures and contractual provisions to protect our proprietary rights. We also enter, and plan to continue to enter, into confidentiality, invention assignment or license agreements with our employees, consultants and other parties with whom we contract, and control access to and distribution of our software, documentation and other proprietary information. The steps we take to protect our intellectual property may be inadequate, and it is possible that some or all of our confidentiality agreements will not be honored and certain contractual provisions may not be enforceable. Existing trade secret, trademark and copyright laws offer only limited protection. Unauthorized parties may attempt to copy aspects of our products or obtain and use information which we regard as proprietary. Policing unauthorized use of our products is difficult, time consuming and costly, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, the effect of either of which would harm our competitive position in the market. Furthermore, disputes can arise with our strategic partners, customers or others concerning the ownership of intellectual property.

Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

In recent years, there has been a significant increase in litigation in the United States involving patents and other intellectual property rights, and because our products are comprised of complex technology, we are often involved in or impacted by assertions, including both requests to take licenses and litigation, regarding infringement of patent and other intellectual property rights of third parties. Third parties have asserted, and in the future may assert, intellectual property infringement claims against us and against our channel partners, end customers and suppliers. For example, we had been approached by Wilson Electronics about potential infringement of several of their patents involving cellphone boosters. As a result, the Company entered into a product technology licensing agreement with Wilson Electronics that resolved their claim whereby Wilson is entitled to a 4.5% licensing fee on the revenues earned by the Company for every booster product sold Many of these assertions are brought by non-practicing entities whose principal business model is to secure patent licensing revenues from product manufacturing companies. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our intellectual property rights. Defending any such claims, with or without merit, including pursuant to indemnity obligations, could be time consuming, expensive, cause product shipment delays or require us to enter into a royalty or licensing agreement, any of which could delay the development and commercialization of our products or reduce our margins. If we are unable to obtain a required license, our ability to sell or use certain products may be impaired. In addition, if we fail to obtain a license, or if the terms of the license are burdensome to us, our operations could be significantly harmed.

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Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

A portion of our technologies incorporates open source software, including open source operating systems such as Android, and we expect to continue to incorporate open source software into our platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our proprietary technology platform may be uncertain. If we fail to comply with these licenses, then pursuant to the terms of these licenses, we may be subject to certain requirements, including requirements that we make available the source code for our software that incorporates the open source software. We cannot assure you that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable licenses or our current policies and procedures. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our technology platform.

With respect to open source operating systems, if third parties cease continued development of such operating systems or restrict our access to such operating system, our business and financial results could be adversely impacted. We are dependent on third parties’ continued development of operating systems, software application ecosystem infrastructures, and such third parties’ approval of our implementations of their operating and system and associated applications. If such parties cease to continue development or support of such operating systems or restrict our access to such operating systems, we would be required to change our strategy for our devices. As a result, our financial results could be negatively impacted because a resulting shift away from the operating systems we currently use, and the associated applications ecosystem could be costly and difficult.

Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

From time to time, we are required to license technology from third parties to develop new products or product enhancements. Third-party licenses may not be available to us on commercially reasonable terms, or at all. If we fail to renew any intellectual property license agreements on commercially reasonable terms, or any such license agreements otherwise expire or terminate, we may not be able to use the patents and technologies of these third parties in our products, which are critical to our success. We cannot assure you that we will be able to effectively control the level of licensing and royalty fees paid to third parties, and significant increase in such fees could have a significant and adverse impact on our future profitability. Seeking alternative patents and technologies may be difficult and time-consuming, and we may not be successful in finding alternative technologies or incorporating them into our products. Our inability to obtain any third-party license necessary to develop new products or product enhancements could require us to obtain substitute technology of lower quality or performance standards, or at greater cost, which could seriously harm our business, financial condition and results of operations.

Risks relating to our locations in Israel and Canada and our international operations

Changes to U.S. tariff and import/export regulations may have a negative effect on our business, financial condition and results of operations

The United States has recently enacted and proposed to enact significant new tariffs. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion, commentary and actions regarding potential significant changes to U.S. trade policies, treaties and tariffs. Effective March 4, 2025, the U.S. implemented a 25% additional tariff on imports from Canada (subject to certain exceptions for energy or energy resources) and Mexico, and a 20% additional tariff on imports from China. In response to these tariffs, Canada has proposed retaliatory tariffs of 25%. On March 6, 2025, the Trump Administration announced that Canadian and Mexican goods covered by the U.S.-Mexico-Canada Agreement would not be subject to the additional 25% tariff until April 2, 2025. As of the date of this Annual Report, discussions remain ongoing in respect of certain trade restrictions and tariffs on imports from Canada, China and Mexico, as well as retaliatory tariffs enacted in response to such actions. In light of these events, there continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact us. We have operations, customers and suppliers in the U.S., Canada and other countries and regularly import and export goods and services to and from those countries. An increase in tariffs could have a material impact on our costs and on the demand for our products and services.

We also conduct our operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect our operations.

War in Israel

On October 7, 2023 a war broke out in Israel and many reservists were called up to the Israeli army.

Several of our employees are or may be subject to military service in the IDF and have been and may be called to serve. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

The conflict situation in Israel could cause disruptions in our supply chain and international trade, including the timing of importing and exporting of our products, The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

It is currently not possible to predict the duration or severity of the ongoing conflict in the Middle East or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

Since 2015, we operate a cellular technology company in Israel and a number of our officers, directors and employees are residents of Israel, and because of this our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

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During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel, as well as at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem. In October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Moreover, the clash between Israel and Hezbollah in Lebanon, may escalate in the future into a grater regional conflict.

Any hostilities involving Israel, or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. Parties and our employees/contractors with whom we may do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. The conflict situation in Israel could cause situations where our operational/functional or auditing bodies could not be able to function adequately, thus possibly leading to temporary suspensions or even cancellations of our product deliveries, our work-flow clearance or other certifications.

The conflict situation in Israel could cause disruptions in our supply chain and international trade, including the import of inputs and the export of our products, The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

There have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. Additionally, members of our management and employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

The Israel Defense Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. Several of our employees are or now may be subject to military service in the IDF and have been and may be called to serve. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

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Conditions in Israel could materially and adversely affect our business.

A number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel, as well as at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. This pattern of activity erupts from time to time with varying degrees of intensity and for varying periods of time and typically ends with a cease fire until hostilities flare up again.

Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated and chemical weapons have been used in the region. Foreign actors have intervened and may continue to intervene in Syria. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries and may lead to additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

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It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this annual report on Form 20-F in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. our directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see “Enforceability of Civil Liabilities.”

Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Montreal, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents’ judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

We have operations in China, which exposes us to risks inherent in doing business there.

We use multiple third-party suppliers and manufacturers based primarily in China. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Furthermore, pursuant to Chinese labor laws, employers in China are subject to various requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Our results of operations will be materially and adversely affected if the labor costs of our third-party suppliers and manufacturers increase significantly. In addition, we and our manufacturers and suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China.

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Operating in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to utilize parties that operate in China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits, hygiene supervision and other matters. In addition, we may not obtain or retain the requisite legal permits to continue utilizing third-parties that operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In addition, Chinese trade regulations are in a state of flux, and we may potentially become subject to other forms of taxation, tariffs and duties in China. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.

Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

Most of our employee base and operations are located outside the United States, primarily in Canada and Israel. Most of our software development, third-party contract manufacturing, and product assembly operations are conducted outside the United States.

Risks associated with operations outside the United States include:

●	effectively managing and overseeing operations that are distant and remote from corporate headquarters may be difficult and may impose increased operating costs;

●	fluctuating foreign currency rates could restrict sales, increase costs of purchasing, and impact collection of receivables outside of the United States;

●	volatility in foreign credit markets may affect the financial well-being of our customers and suppliers;

●	violations of anti-corruption laws, including the Foreign Corrupt Practices Act and the U.K. Bribery Act could result in large fines and penalties;

●	violations of privacy and data security laws could result in large fines and penalties; and

●	tax disputes with foreign taxing authorities, and any resultant taxation in foreign jurisdictions associated with operations in such jurisdictions, including with respect to transfer pricing practices associated with such operations.

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Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

The relative change in currency values creates fluctuations in product pricing for international customers. These changes in foreign end-customer costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. These changes may also negatively impact the financial condition of some foreign customers and reduce or eliminate their future orders of our products. We also face adverse changes in, or uncertainty of, local business laws or practices, including the following:

●	foreign governments may impose burdensome tariffs, quotas, taxes, trade barriers, or capital flow restrictions;

●	restrictions on the export or import of technology may reduce or eliminate the ability to sell in or purchase from certain markets;

●	political and economic instability, including deterioration of political relations between the United States and other countries, may reduce demand for our solutions or put our non-U.S. assets at risk;

●	potentially limited intellectual property protection in certain countries may limit recourse against infringing on our solutions or cause us to refrain from selling in certain geographic territories;

●	staffing may be difficult along with higher turnover at international operations;

●	a government-controlled exchange rate and limitations on the convertibility of currencies, including the Chinese yuan;

●	transportation delays and customs related delays that may affect production and distribution of our products; and

●	integration and enforcement of laws vary significantly among jurisdictions and may change significantly over time.

Our failure to manage any of these risks successfully could harm our international operations and adversely impact our business, operating results and financial condition.

Risks Related to Ownership of Our Securities

We do not know whether an active, liquid and orderly trading market will develop for our Common Shares or Warrants or what the market price of our Common Shares or Warrants will be and as a result it may be difficult for you to sell your Common Shares.

You may not be able to sell your shares or Warrants quickly or at the market price if trading in our Common Shares or Warrants is not active. The initial public offering price for our Common Shares and Warrants was determined through negotiations with the underwriters, and the negotiated price may not have been indicative of the market price of the Common Shares and Warrants after the offering. As a result of these and other factors, an investor may be unable to resell its Common Shares or Warrants at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling our securities and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Common Shares as consideration.

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We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the price at which you purchased our Common Shares.

The trading price of our Common Shares is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

●	market conditions in the broader stock market in general, or in our industry in particular;

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	introduction of new products and services by us or our competitors;

●	sales, or anticipated sales, of large blocks of our stock;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	failure of industry or securities analysts to maintain coverage of our company, changes in financial estimates by any industry or securities analysts that follow our company, or our failure to meet such estimates;

●	additions or departures of key personnel;

●	regulatory or political developments;

●	changes in accounting principles or methodologies;

●	acquisitions by us or by our competitors;

●	litigation and governmental investigations; and

●	economic, political and geopolitical conditions or events.

These and other factors may cause the market price and demand for our Common Shares to fluctuate substantially, which may limit or prevent investors from readily selling their Common Shares and may otherwise negatively affect the liquidity of our Common Shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The market for our Common Shares may not provide investors with adequate liquidity.

Liquidity of the market for our Common Shares depends on a number of factors, including our financial condition and operating results, the number of holders of our Common Shares, the market for similar securities and the interest of securities dealers in making a market in the securities. We cannot predict the extent to which investor interest in the Company will maintain a trading market in our Common Shares, or how liquid that market will be. If an active market is not maintained, investors may have difficulty selling Common Shares that they hold.

Since we do not expect to pay any cash dividends for the foreseeable future, investors may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our capital stock. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere or incorporated by reference in this prospectus. Accordingly, investors must rely on sales of their Common Shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Common Shares.

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Outstanding warrants and future sales of our Common Shares may further dilute the Common Shares and adversely impact the price of our Common Shares.

As of December 31, 2024, we had 787,733 Common Shares issued (2,336,798 as of the date of this MD&A) and 909 Class “C” preferred shares outstanding (712 Class “C” preferred shares at the date of this MD&A). As of December 31, 2024 up to an additional 150 Common Shares underlying outstanding warrants that have been registered with the SEC for resale are unrestricted and freely tradeable. We also have other outstanding unexercised agents’ options to purchase 101 Common Shares that expire between September 28, 2025 and October 31, 2028. We also have 24 restricted share units outstanding at December 31, 2024. We also have 11 stock options outstanding at December 31, 2024. If the holder of our free trading shares wanted to sell these shares, there might not be enough purchasers to maintain the market price of our Common Shares on the date of such sales. Any such sales, or the fear of such sales, could substantially decrease the market price of our Common Shares and the value of your investment.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Common Shares could decline.

We cannot predict whether future issuances of our Common Shares or the availability of shares for resale in the open market will decrease the market price per Common Share. We are not restricted from issuing additional Common Shares of, including any securities that are convertible into or exchangeable for, or that represent the right to receive Common Shares. Sales of a substantial number of our Common Shares in the public market or the perception that such sales might occur could materially adversely affect the market price of our Common Shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of any future stock issuances reducing the market price of our Common Shares and diluting their stock holdings in us.

If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our Common Shares

In order to maintain the listing of our Common Shares and Warrants on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with such applicable listing standards.

If we do not regain compliance with the Bid Price Rule during the additional 180-day extension, Nasdaq will notify us that our Common Shares will be delisted. At that time, we may appeal the delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if we do appeal the delisting determination by Nasdaq to the hearings panel, that such appeal would be successful. We intend to actively monitor the closing bid price of our Common Shares and may, if appropriate, consider implementing available options to regain compliance with the Bid Price Rule under the Nasdaq Listing Rules.

The Company remediated the de-listing by affecting a 100-1 reverse stock split on August 3, 2023 and a further 7-1 reverse stock split on December 4, 2023.

The Company also affected a 18-1 reverse stock split on August 2, 2024 and a further 10-1 reverse stock split on December 27, 2024.

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If the Common Shares are not listed on Nasdaq at any time after this offering, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity;

●	a determination that the Common Shares are a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Common Shares;

●	a limited amount of news and analyst coverage for our Company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Upon delisting from the Nasdaq Capital Market, our Common Shares would be traded over-the-counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on the securities exchanges, such as the Nasdaq Capital Market, or Exchange-listed Stocks. Many OTC stocks trade less frequently and in smaller volumes than Exchange-listed Stocks. Accordingly, our stock would be less liquid than it would be otherwise. Also, the values of OTC stocks are often more volatile than Exchange-listed Stocks. Additionally, institutional investors are usually prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

In addition, if our Common Shares are delisted, your ability to transfer or sell your Common Shares may be limited and the value of those securities will be materially adversely affected.

If our Common Shares become subject to the penny stock rules, it may be more difficult to sell our Common Shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTC Bulletin Board does not meet such requirements and if the price of our Common Shares is less than $5.00 and our Common Shares are no longer listed on a national securities exchange such as Nasdaq, our stock may be deemed a penny stock. The penny stock rules require a broker-dealer, at least two business days prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver to the customer a standardized risk disclosure document containing specified information and to obtain from the customer a signed and dated acknowledgment of receipt of that document. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Shares, and therefore shareholders may have difficulty selling their shares.

Warrants are speculative in nature.

The Warrants do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Common Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire the Common Shares and pay the Warrant exercise price per share, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value.

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Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require foreign private issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, and certain Common Share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on shares outstanding as of March 31, 2025, our executive officers and directors, together with entities affiliated with such individuals, will beneficially own approximately 0.006% of our Common Shares based on 2,336,798 Common Shares issued and outstanding on such date.

As of December 31, 2024, the Company had 787,733 Common Shares issued and outstanding.

General Risk Factors

The unfavorable outcome of any future litigation, arbitration or administrative action could have a significant adverse impact on our financial condition or results of operations.

From time to time, we are a party to litigation, arbitration, or administrative actions. Our financial results and reputation could be negatively impacted by unfavorable outcomes to any future litigation or administrative actions, including those related to the Foreign Corrupt Practices Act, the U.K. Bribery Act, or other anti-corruption laws. There can be no assurances as to the favorable outcome of any litigation or administrative proceedings. In addition, it can be very costly to defend litigation or administrative proceedings and these costs could negatively impact our financial results.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our securities would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our securities could decrease, which might cause our stock price and trading volume to decline.

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We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We incur significant increased costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to new compliance initiatives.

As a public company in the United States, we incur significant legal, accounting and other expenses that we did not incur previously. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which requires, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive-compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of their initial public offering. We intend to take advantage of this new legislation, but cannot assure you that we will not be required to implement these requirements sooner than planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

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Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2024, 2023, and 2022, our independent registered public accountants identified three, three and six material weaknesses, respectively, in our internal control over financial reporting.

We have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as described above. These measures have only partially remediated the material weaknesses identified in 2024, 2023, and 2022 as discussed above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting, cause the market price of our Common Shares to decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated on October 15, 1986 as Big Rock Gold Ltd. as a corporation under the Company Act of British Columbia incorporation number BC 0316008. On April 5, 1988, we changed our name to International Cruiseshipcenters Corp. On June 24, 1991, we changed our name to Riley Resources Ltd. Effective January 23, 1998, we changed our name to International Riley Resources Ltd. Effective November 22, 2001, we changed our name to Wind River Resources Ltd. On January 3, 2008, we changed our name to Teslin River Resources Corp. In 1998, in connection with the name change to International Riley Resources Ltd., we consolidated our share capital on an eight to one basis and in 2001, in connection with the name change to Wind River Resources Ltd., we further consolidated our share capital on a five to one basis.

On July 24, 2015, Teslin River Resources Corp. completed a reverse acquisition by way of a three-cornered amalgamation, pursuant to which we acquired certain telecom operations of an Israel-based cellular technology company and changed our name to Siyata Mobile Inc.

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On June 7, 2016, we acquired all of the issued and outstanding shares of Signifi Mobile Inc., or Signifi. In consideration for such acquisition, we paid cash in the amount of CAD$200,000 and issued 1,000,000 (6,897 shares after the 145/1 stock split) Common Shares at a value of CAD$360,000.

The Company’s common shares were previously listed on the TSX Venture Exchange (the “TSXV”) under the symbol “SIM” and the Company voluntarily delisted from the TSXV at the end of trading on October 19, 2020. Our shares traded on the OTCQX under the symbol “SYATF” from May 11, 2017 until September 25, 2020, at which time our shares were listed on the Nasdaq Capital Market.

Our auditor has agreed with management’s decision to include a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2024, expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us. The Canadian registered office of the Company is located at 7404 King George Boulevard, Suite 200, Surrey, British Columbia, V3W-1N6 and our warehouse and Canadian sales headquarters is located at 1751 Richardson Street, Suite #2207, Montreal, Quebec H3K-1G6, Canada. Our agent for U.S. federal securities law purposes is c/o Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

Merger Agreement

On February 26, 2025, the Company entered into a Merger Agreement with Core Gaming, Inc., a Delaware corporation (“Core”), and Siyata Core Acquisition U.S., Inc., a Delaware Corporation and wholly-owned subsidiary of the Company (“Merger Sub”). The Company, Merger Sub and “Core” may each be referred to hereinafter as a “Party” and, collectively, as the “Parties.”

Merger

Pursuant to the Merger Agreement, the Parties will effect the following transactions:

a)	“Core” will merge with and into Merger Sub, with “Core” continuing as the surviving entity and a wholly owned subsidiary of the Company.

b)	In exchange for the outstanding shares of “Core” common stock, the Company will issue common shares to the shareholders of “Core” based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of the Company’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger;

c)	On the Closing Date (as defined in the Merger Agreement), the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware. The Merger will become effective on the date and time specified in the Certificate of Merger (the “Effective Time”); and

d)	At the Effective Time, all assets, properties, rights, privileges, powers, and franchises of “Core” and Merger Sub will vest in the “Core” as the surviving corporation in the Merger.

In the event that the number of “Core”‘s common shares (the “Legacy Siyata Shares”) held by “Core” stockholders who are “Core” stockholders immediately prior to the Effective Time (the “Legacy Stockholders”) would equal, following issuance of the merger consideration shares, less than 10% of the issued and outstanding common shares of Siyata on a fully diluted basis, then Siyata shall declare a stock dividend on the Legacy Siyata Shares outstanding as of the record date that is one business day prior to the Effective Time, such that the number of Siyata common shares held by the Legacy Stockholders represents at least 10% of the then-issued and outstanding common shares of Siyata. The stock dividend, if any, shall be paid on a date that is no more than six months after the Effective Time.

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Our website address is https://www.siyata.net/. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

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B.	Business Overview

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading U.S. cellular carriers, and through international cellular carriers and distributors in Canada, Europe, Australia and the Middle East.

Products

The Company develops, markets and sells a portfolio of rugged handheld Push-to-Talk over Cellular (“PoC”) smartphone devices. These rugged business-to-business (“B2B”) environments are focused on enterprise customers, first responders, construction workers, security guards, government agencies, utilities, transportation and waste management, amusement parks, and mobile workers in multiple industries.

In 2022, Siyata unveiled its next generation rugged device, the SD7. The SD7 is Siyata’s first mission critical push-to-talk device (“MCPTT”) and is also the first rugged handset that Siyata announced in North America in the fourth quarter of 2021, and is now shipping in North America, Europe, Middle East and Australia. The wireless carriers who have certified and are selling SD7 Handset include AT&T, FirstNet, Verizon, T-Mobile, USCellular, Bell Mobility, Telstra, and KPN. The SD7 Rugged PTT Handset is targeting first responders and enterprise customers who have previously used traditional legacy two-way Land Mobile Radios (“LMR”) but who would prefer a solution that provides wide-area coverage like a cellular device, and also one that provides the same core functionality of Push-to-Talk that they used with their previous older technology.

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Siyata also offers purpose built in-vehicle communication devices. In 2022, Siyata launched the VK7, a first-of-its-kind, patent-pending vehicle kit with an integrated 10-watt speaker, a simple slide-in connection sleeve for the SD7 Handset, and an external antenna connection for connecting an antenna to allow for an in-vehicle experience for the user that is similar to that from a traditional land mobile radio (“LMR”) device. The VK7 has been uniquely designed to be used with the SD7 Handset, while connecting directly into the vehicle’s power and can also connect to our cellular amplifier for better cellular connectivity. The pending patent for the VK7 Vehicle Kit provides temperature control by heating the VK7 in cold environments, and cooling the VK7 in hot environments. The VK7 can also be equipped with an external remote speaker microphone (“RSM”) to ensure compliance with hands-free communication legislation.

VK7 Vehicle Kit

Prior to the third quarter of 2023, we launched commercially a new In-Vehicle solution called Siyata Real Time View, which is a mobile DVR (Digital Video Recording) solution for monitoring first responder vehicles. As the name suggests, video streaming from forward-facing, rear-facing, side-facing, and in-cab cameras are all possible with Siyata Real Team View. We announced our first sale in June 2023 and in the third quarter of 2023 we began installing the solution into ambulances and first responder vehicles of a large first responder organization. This solution has proven to be a key tool for this organization to monitor its fleet of vehicles.

The aforementioned portfolio of solutions offers the benefits of PoC without any of the difficulties managing the current generation of rugged smart/feature phones and is ideally suited as a perfect upgrade from Land Mobile Radios (“LMR”). Used for generations, LMR has a significant number of limitations, including network incompatibility, limited coverage areas, and restricted functionality that leave a huge need for a unified network and platform. Siyata’s innovative PoC product lines are helping to service the generational shift from LMR to PoC. According to VDC Research, the LMR market is growing at a 5.9% compound annual growth rate, while the PoC market is growing at 13.6% CAGR to a projected $7 Billion by the year 2027.

UV350 In-Vehicle Device

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Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, Middle East and other international markets.

Cellular boosters are also offered by Siyata with approximately 30 million of these devices sold globally every year. Siyata manufactures and sells Cellular boosters and accessories for enterprise, first responder and consumer customers with a focus on the North America markets. Cellular communication provides a robust, secure environment not just for remote workers, in-home and in-vehicles; but also for restaurant patrons who wish to download menus; for patients at pharmacies who need to verify identity and download scripts; for remote workers who require strong clear cellular signals; and for first responders where connectivity literally means the difference between life and death - just to name a few examples. The vehicle vertical in this portfolio complements Siyata’s rugged handsets and in-vehicle devices as these sales can be bundled through the Company’s existing sales channels.

U70P In-Building Booster	UM50 In-Vehicle Booster	UM2M In-Vehicle Booster

We offer a full line of cellular boosters, to boost cellular reception.. We had entered into a partnership whereby Uniden America Corporation, the North American subsidiary of Japan-based Uniden Corporation, has granted the exclusive license to us to market cellular signal boosters under the Uniden® brand name within the U.S. and Canada, on a rolling three year contract term, which was mutually terminated as of December 31, 2024. Cellular booster kits solve issues of poor reception, dropped calls, lost data and transmission quality issues that users routinely experience on every cellular network. These easy-to-install cellular booster kits are designed for homes, cabins, offices, and buildings to improve the cellular signal reception indoors, allowing people to use their cellular phones indoors where they previously could not do so. We also offer models designed for vehicles, both wired and wireless boosters, to improve the cellular reception inside a vehicle that is driving in a weak cellular signal area. Cellular signal boosters offer kits designed to offer cellphone coverage for difference distances, including kits for a small area of 1 or 2 rooms, and more expansive solutions that will cover over 100,000 sq. ft. Our cellular signal boosters are carrier agnostic to ensure the best signal integrity, supporting 2G, 3G, 4G and soon 5G (in development) technologies on all carriers operating in North America.

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Customers and Channels

In 2022, Siyata secured North American wireless carrier approvals of the SD7 Handset for use on their networks from AT&T, FirstNet, Verizon, and Bell Mobility. During 2023, Siyata added T-Mobile and USCellular to its list of North American wireless carriers who approved SD7 for use on their networks. Internationally, Telstra from Australia and KPN from the Netherlands also approved SD7 for use on their network during 2023. These wireless carriers also sell the innovative VK7 Vehicle Kit that works with the SD7 Handset. These are major milestones for the Company following Siyata’s years of experience perfecting in-vehicle cellular based technology, vehicle installations, software integration with various Push-to-Talk (“PTT”) solutions and intensive carrier certifications.

Also of note, as of August 2024, Siyata SD7 Handset is now in a “stocked” position at AT&T, Verizon, USCellular, and Bell Mobility in Canada. This means that these carriers are able to apply marketing promotions and pricing subsidies for this product to make SD7 even more affordable for their customers.

Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, the Middle East and other international markets.

Our rugged handsets are targeted to approximately 47 million enterprise task and public sector workers across North America including construction, transport& logistics, manufacturing, energy & utility, public safety and federal government. The North American Tier 1 cellular carriers that Siyata is working with have large scale distribution and sales channels. With an estimated 25 million commercial vehicles including 7.0 million first responder vehicles, the Company sees the North American market as its largest opportunity with a total addressable market over $19 billion. These Tier 1 cellular carriers have a keen interest in selling the VK7 Vehicle Kit with the SD7 Handset and the UV350 In-Vehicle Device as they allow for new SIM card activations and increased ARPU from existing customers with corporate and first responder fleets while targeting new customers with a unique, dedicated PTT solution.

Our Pricing

Siyata sells its products to wireless carriers and distributors who then resell the products to their customers. For wireless carriers, they are free to price the Siyata device how they choose. In most cases for significant sales opportunities the carriers are willing to subsidize the cost of the device, or bundle the device price with the SIM card and PTT service in order to secure the new activations with the associated monthly Average Revenue Per User, or ARPU.

Even our unsubsidized full Manufacturers Suggested Retail Prices (MSRP’s) are competitive compared to other LMR hardware solutions, but when our device price is subsidized or bundled, the capital and operational expense benefits to customers compared to other solutions are even greater.

Competition

Rugged Handsets Category

Our direct competitors include Sonim Technologies, Kyocera, and one ruggedized model from Samsung. These competitors also target sales of Push-to-Talk over Cellular (PoC) solutions through wireless carriers in North America and internationally. None of these competitors offer a unique solution like our SD7 Handset which focuses on a simple upgrade from two-way radios, nor do they offer an equivalent to our VK7 Vehicle Kit. These direct competitors focus on more expensive ruggedized Smartphones.

Indirectly, we compete with low-cost Push-to-Talk over Cellular devices designed and developed by various Chinese companies including Telo, Inrico, and others. These products are not approved for sale by North America wireless carriers due to lower overall device specifications which do not meet requirements of North American wireless carriers. These devices are mostly sold in international markets to highly price sensitive customers.

Indirectly, we also compete with traditional two-way LMR radios, also known as “portables” that are carried or worn on a belt and used for PTT communications. These are sold by a small number of large LMR vendors who sell directly to large first responder organizations and to large enterprise customers. They also sell through dealers and distributors to small and medium-sized commercial customers. These products are generally not sold through wireless carriers in North America or internationally. The government and enterprise customers that they target are now often considering the alternative of Push-to-Talk over Cellular since customers do not need to purchase repeaters and towers nor any government licensing for the frequencies that they use. Also, Push-to-Talk over Cellular provides much wider-area coverage, and these PoC solutions tend to be less expensive than traditional LMR radios both to purchase the PoC hardware such as the Siyata SD7 Handset, as well as to subscribe to monthly PoC service from a wireless carrier.

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In-Vehicle Category

None of our competitors offer a vehicle kit like the Siyata VK7 Vehicle Kit which transforms the SD7 Handset into a robust In-Vehicle solution with loud audio, and simple PTT communication while in their vehicle. Also, we do not believe that we have any direct competitors within the in-vehicle market category in North America that provide a dedicated cellular based device for commercial and first responder vehicles, and we believe that no other company offers an In-Vehicle IoT device that is approved for sale in North America by wireless carriers.

We have several indirect competitors. Firstly, customers could choose a handheld phone along with a professionally installed third party car kit. There are car kit providers who attempt to make their car kits compatible with popular handheld phone models. By comparison, our In-Vehicle solutions offer enhanced audio quality, safety, and reception. Our In-Vehicle solutions are always active and can be used in temperature extremes. Furthermore, our In-Vehicle solutions are a complete solution from one supplier, as opposed to buying separately from two different companies and assembling a phone and a car kit that offers no proven compatibility.

Our second group of indirect competitors are rugged tablets that can be placed in a mount. Our In-Vehicle solutions offer better audio quality, better safety, better cellular reception, which are always on and ready to be used. Also, compared to a tablet, the UV350 can also make cellular calls including emergency 911 calls whereas the tablet cannot as it is a data only device.

Our third group of indirect competitors are In-Vehicle Two-way LMR Radios also knows as “mobiles”. Not only can the UV350 make phone calls which the LMR radio cannot, but our In-Vehicle solutions offer much better coverage due to using the cellular network as opposed to a limited two-way radio network. And the UV350 can support downloadable Android apps and can serve as a modem for IoT devices and as a Wi-Fi hotspot for further connectivity options and more.

Our fourth group of indirect competition is a leading global LMR vendor who offers an In-Vehicle device which is a Push to Talk over Cellular device, compatible only with its own OEM’s PTT application, and as it is not a smartphone based device so it does not offer any downloadable apps (fleet management, GPS tracking, live video feed, etc.) nor the ability to make a phone call over the wireless network. This LMR vendor sells the In-Vehicle device directly to customers and through its dealer channel, but not through wireless carriers.

Cellular Boosters Category

Within the Cellular Booster category, we have several direct competitors, including Wilson Electronics, LLC, Nextivity Inc., and SureCall Company.

Intellectual Property

We own two patents that we acquired from ClearRF, as discussed below, and we have entered into several licensing agreements for the use of a trademark and certain patents.

Uniden America Corporation

In December 2012, Signifi Mobile, the Company’s wholly-owned subsidiary entered into a license agreement with Uniden America Corporation, as amended (the “Uniden Agreement”). The Uniden Agreement provides for the Company to use the trademark “Uniden®”, along with associated designs and trade dress to distribute, market and sell its In-Vehicle device, cellular signal booster and accessories during its term in North America. The agreement was terminated as of December 31, 2024.

Wilson Electronics LLC

Effective January 1, 2018, Signifi Mobile Inc., the Company’s wholly-owned subsidiary, entered into an agreement with Wilson Electronics, LLC to permit the Company to utilize several of Wilson Electronics’ patents related to cellphone boosters (the “Wilson Agreement”). The Wilson Agreement grants the Company an indefinite right to utilize its cellphone booster-related patents in exchange for paying Wilson Electronics, LLC a royalty fee for boosters sold by the Company. The Wilson Agreement remains in force until the Wilson patents on the Booster products expire.

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Via Licensing Corporation

Effective June 8, 2018, the Company entered into two separate licensing agreements with Via Licensing Corporation to utilize worldwide patents related to the coding and decoding of “android” software as well as access and download within the “LTE/ 4G” network. This patent is for an initial period of 5 years and can be extended for a further 5-year term. The Company has the right at any time during the term on any extension hereof, to terminate these agreements upon providing 60 days advanced notice of termination. The quarterly royalty fees are based solely on product sales and is a percentage formula based upon the number of units sold, the country manufactured and the country location of the end customer. There are no minimum royalty fees payable according to the agreement.

eWave Mobile Ltd.

Effective October 1, 2017, we entered into an Asset Purchase Agreement with eWave Mobile Ltd., or eWave, for the purchase of certain distribution rights and contracts in connection with the right to sell and distribute in Israel certain cellular devices for the push to talk market, or the eWave Supplies, in exchange for $700,000 in cash and issued shares of common stock of the Company equal to $700,000. Additionally, we shall pay eWave 50% of up to $1,500,000 in net profit that we earn from sales related to the eWave Suppliers, and 25% thereafter of the net profit exceeding $1,500,000.

Clear RF, LLC

On March 31, 2021, the Company’s indirectly and wholly-owned subsidiary ClearRF Nevada Inc. acquired all of the issued and outstanding interests of Clear RF, LLC, or ClearRF, a Washington State limited liability company, for a total purchase price of US$700,000 in a combination of cash and Common Shares. ClearRF produces M2M (machine-to-machine) cellular amplifiers for commercial and industrial M2M applications and offers patented direct connect cellular amplifiers and patented auto gain & oscillation control designed for M2M and “internet-of-things.” Or IoT, applications. Two patents (described below) held by ClearRF were subsequently transferred and assigned to ClearRF Nevada following the closing of this acquisition.

i.	RF Passive Bypass technology enables tethered devices to communicate through the amplifier network, even if the amplifier loses power, or when the signal is not required, a key differentiator amongst competitors, in particular for mission-critical applications and first responder vehicles that require constant clear cellular coverage and connectivity.

ii.	Auto Gain & Oscillation Control detects the level of incoming signal strength and self-adjusts output power to ensure maximum signal strength. This feature is vital for telematics (mobile) M2M applications because the amplifier will be in constant motion and will require periodic self-adjustment based on changing incoming signal environment.

Seasonality

We do not experience any effects of seasonality it our business. Our products are designed to function at full capacity under all weather conditions and therefore, we do not experience any shifts in our sales patterns.

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C.	Organizational Structure

Our subsidiaries as of September 30, 2024 are as follows:

Name of Subsidiary	Principal Activities	Place of Incorporation	Ownership
Queensgate Resources Corp	Inactive	British Columbia, Canada	100%
Queensgate Resources US Corp	Inactive	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	Inactive	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	R&D and wholesale distribution	Israel	100%
Signifi Mobile Inc.	Wholesale distribution	Quebec, Canada	100%
ClearRF Nevada Ltd.	Inactive	Nevada, USA	100%
ClearRF LLC	Inactive	Washington, USA	100%
Siyata PTT	Inactive	Cayman Islands	100%

D.	Property, Plant and Equipment

Our warehouse and Canadian sales headquarters are located at 1751 Richardson Street, Suite #2207, Montreal, Quebec H3K-1G6, Canada, with approximately 5,616 square feet of space. We entered into a lease agreement for its property for a 20-month term, beginning on October 1, 2022, and expiring on May 31, 2024. Under this Lease, we pay net rent of $2.00 per square foot per annum, approximately $11,232 annum, payable in monthly equal installments. Additional warehouse space was leased at 250 Ford Boulevard, town of Chateauguay, Quebec, J6J-4Z2 with approximately 2,837 square feet of space. We entered into a lease agreement for its property for a 26 month term, beginning on April 1, 2022 and expiring on May 31, 2024. Under this Lease, we pay net rent of $11.50 per square foot per annum, approximately $32,625 annum, payable in monthly equal installments.

We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this Annual Report.

Overview

The Company develops, markets and sells a portfolio of rugged handheld Push-to-Talk over Cellular (“PoC”) smartphone devices. These rugged business-to-business (“B2B”) environments are focused on enterprise customers, first responders, construction workers, security guards, government agencies, utilities, transportation and waste management, amusement parks, and mobile workers in multiple industries.

On September 25, 2020 the Company listed on the Nasdaq Capital Markets (“Nasdaq”) under the symbol SYTA for its Common Shares, and the Company’s warrants issued on September 29, 2020 at $86,310 are traded under the symbol SYTAW, and expire in five (5) years from the date of issue.

The registered and records office is located at 7404 King George Blvd, Suite- 200, Surrey, BC, V3W-1N6, Canada.

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Significant Highlights

The following highlights and developments for the year ended December 31, 2024:

On January 22, 2024, we issued a press release announcing that CTS Mobility, LTD, a recognized leader in the mobile communications space, is now a distributor of Siyata’s mission-critical PoC (MCPTT) SD7 solution and its broad range of accessories.

On January 22, 2024, the Company entered into a new agreement for the Sale of Future Receipts in the amount of $339,813, that is repayable in equal consecutive 28 weekly instalments of $17,476 each including principal and interest.

On January 29, 2024, we issued a press release announcing that we are providing our SD7 handsets for use at the 2024 Special Olympics. The Company partnered with ESChat, a provider of broadband Push-to-Talk (PTT) services, to provide secure PTT communications for event personnel and volunteers.

On January 29, 2024, we entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (“Investor”), pursuant to which we issued to the Investor an unsecured promissory note in the principal amount of $230,750 (the “Note”). The net proceeds received by the Company were $195,000, after deducting an original issue discount in the amount of $30,750 and $5,000 for the Investor’s legal and diligence expenses.

On January 29, 2024 the Company received a loan from a financial institution of $200,000 that is repayable in equal consecutive 10 monthly instalments of $27,690 each including interest.

On February 6, 2024, we issued a press release announcing that we have expanded our alliance with Hyperion Partners (“Hyperion”), an industry-leading mobility primary agent and T-Mobile business partner, to include distribution of the Company’s mission critical PoC (MCPTT) SD7 handsets and accessories.

On February 22, 2024, we issued a press release announcing that we had received a purchase order for 1,000 units of our UV350 all-in-one in vehicle fleet communication devices from an international EMS provider.

On March 5, 2024, the Company republished a press release from USCellular that they have teamed with the Company to create a Push-to-Talk bundle for public safety, hospitality, transportation, education, utilities, and logistics, using the Company’s SD7 Handset and accessories.

On March 11, 2024, the Company announced it will showcase its product portfolio at the International Wireless Communications Expo (IWCE) 2024 in partnership with Verizon at the Orange County Convention Center in Orlando, FL on March 27-28, 2024.

On March 21, 2024, the Company entered into a new agreement for the Sale of Future Receipts with the same purchaser in the amount of $2,000,000. The Company received $$401,142 which represents a payment of $521,143 net of $120,000 of transaction fees. The remaining $1,478,857 balance of the original agreement and the $521,143 payment from the new agreement total a principal amount of $2,000,000. The new balance of $2,000,000 is repayable in weekly repayments of $100,000 per week for 29 weeks, accruing interest at the rate of 3.1% per week, for a total repayment of $2,900,000. The weekly payment amount is intended to represent 15% of the Company’s future sales.

On April 4, 2024, the Company announced it has added a new channel partner, 3AM Innovations, a software provider for first responders.

On April 5, 2024, the Company announced it will host a call on April 9, 2024 to share its fourth quarter and full year 2023 financial results.

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On April 8, 2024, the Company announced its fourth quarter and full year 2023 financial results.

On April 9, 2024, the Company entered into a Securities Purchase Agreement (the “April Purchase Agreement”) with an institutional investor (the “Purchaser”), pursuant to which the Company sold, in a private placement, (i) 290 shares of the Company’s Class C Preferred Shares (the “Class C Preferred Shares”), stated value $1,000 per share (the “Stated Value”), at a price of $1,000 per share, convertible into shares (the “Conversion Shares”) of the Company’s common shares, no par value per share and (ii) a warrant (the “Warrant”) to purchase up to 656 shares of common shares. As additional consideration for entering into the April Purchase Agreement, the Company issued to the Purchaser an additional 156 shares of common shares to be delivered to the Purchaser at the closing (the “Commitment Shares,” together with the Class C Preferred Shares and the Warrant, the “Securities”). The offering resulted in gross proceeds to the company of $250,000. The Warrant is immediately exercisable subject to certain beneficial ownership limitations, has an exercise price of $572.40 per share, and will expire on the fifth anniversary of its issue date.

Each share of Class C Preferred Share shall be convertible, at any time and from time to time, at the option of the holder, into that number of shares of Common Share, subject to certain beneficial ownership limitations, determined by dividing the Stated Value of such share of Class C Preferred Share by the Conversion Price. The “Conversion Price” for the Class C Preferred Shares shall be the lower of (i) $572.40, or (ii) 85% of the lesser of (a) the average of the closing price for the Common Share during the ten (10) trading day period immediately prior to the closing of the April Purchase Agreement, and (b) the average closing price for the Common Share on the ten (10) trading days immediately prior to the conversion price, subject to adjustment as provided in the Notice Of Second Alteration Of Articles of the Company (the “Notice of Alteration”). Following the occurrence of a Triggering Event (as defined in the Notice of Alteration), the conversion price shall be the lowest of (i) One hundred and eighty dollar ($180.00), (ii) the then applicable conversion price; or (iii) twenty-five percent (25%) of the lowest traded price of the Common Shares during the fifteen (15) Trading Days preceding the relevant conversion.

On April 30, 2024, the Company entered into a securities purchase agreement (the “January Purchase Agreement”) with an institutional investor (“Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note in the principal amount of $150,150 (the “Note”), with a stated maturity date of February 28, 2025. The gross proceeds to the Company from the exercise totaled approximately $130,000, prior to deducting Investor’s legal and diligence expenses and agent fees/expenses. The Note’s interest and outstanding principal shall be paid in ten payments, each in the amount of $ $16,816.80 (a total payback to Investor of $168,169.00). The first payment shall be due May 30, 2024, with nine subsequent payments due each month thereafter. In the event the Company fails to pay any amount when due under the Note, the interest rate will increase to 22%. Upon the occurrence and during the continuation of any event of default under the Note (“Event of Default”), the Note will become immediately due and payable and the Company is required to pay to the Investor an amount equal to 150% times the sum of (a) the then outstanding principal amount of the Note, plus (b) any accrued and unpaid interest on the unpaid principal amount of this Note, plus (c) default interest, if any, plus (d) any other amounts owed to the Investor pursuant to the Note. Following any Event of Default, the Investor may convert any amount due under the Note into shares of the Company’s common shares (the “Conversion Shares”) at a conversion price equal to 75% multiplied by the lowest trading price for the Company’s common shares during the ten trading days prior to the conversion date (representing a discount rate of 25% to market); provided, however, that Investor may not convert any portion of the Note that would cause it, together with its affiliates, to beneficially own in excess of 4.99% of the Company’s common shares. The conversion price and number of shares of the Company’s common shares issuable upon conversion of the Note (if at all) will be subject to adjustment from time to time in the event of any combinations, recapitalization, reclassifications, or similar event.

Creation of New Class of Preferred Share. Concurrently with the April 9, 2024 offering, on the same date, the Company filed the Notice of Alteration with the State of British Columbia designating 290 shares out of the authorized but unissued shares of its preferred shares as Class C Preferred Shares with a stated value of $1,000 per share. The summary of the principal terms of the Class C Preferred Shares is detailed in the ‘Description of Securities’,

On May 7, 2024, Siyata Mobile Inc., (the “Company” or “we”), entered into Securities Purchase Agreements (the “Purchase Agreements”) with certain institutional investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best efforts offering (the “Offering”): (i) 389 of the Company’s common shares, no par value per share (the “Common Shares”) at a purchase price of $234.00 per Common Share, and (ii) 16,705 pre-funded warrants (“Pre-Funded Warrants”) to purchase Common Shares, at a purchase price of $232.20 per Pre-Funded Warrant, exercisable at an exercise price of $1.80 per share. The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on May 10, 2024.

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The Company offered Pre-Funded Warrants to those Purchasers whose purchase of Common Shares in the Offering would have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the Purchaser, 9.99%) of our Common Shares immediately following the consummation of the Offering in lieu of the Common Shares that would otherwise result in ownership in excess of 4.99% (or at the election of the purchaser, 9.99%) of the outstanding Common Shares of the Company. The Pre-Funded Warrants may be exercised commencing on the issuance date and do not expire. The Pre-Funded Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise basis if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the Common Shares issuable upon exercise of the Pre-Funded Warrants. The exercise of the Pre-Funded Warrants will be subject to a beneficial ownership limitation, which will prohibit the exercise thereof, if upon such exercise the holder of the Warrants, its affiliates and any other persons or entities acting as a group together with the holder or any of the holder’s affiliates would hold 4.99% (or, upon election of a Purchaser prior to the issuance of any shares, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of the Pre-Funded Warrant held by the applicable holder, provided that the holder may increase or decrease the beneficial ownership limitation (up to a maximum of 9.99%) upon 60 days advance notice to the Company, which 60 day period cannot be waived.

The Common Shares, the Pre-Funded Warrants and the Common Shares issuable upon exercise of the Pre-Funded Warrants were offered pursuant to a registration statement on Form F-1 (File No. 333-278697) (the “Original Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2024, as amended, and was declared effective on May 7, 2024, and the Company’s Registration Statement on Form F-1MEF (File No. 333-279198) (the “MEF Registration Statement” and together with the Original Registration Statement, the “Registration Statement”).

Spartan Capital Securities, LLC acted as the sole placement agent (“Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated May 7, 2024 by and between the Company and the Placement Agent. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Offering resulted in gross proceeds to the Company of approximately $3.97 million, before deducing placement agent fees and commissions and other offering expenses, and excluding proceeds to the Company, if any, that may result from the future exercise of the Pre-Funded Warrants issued in the Offering. As compensation to the Placement Agent, as the exclusive placement agent in connection with the Offering, the Company has agreed to pay to the Placement Agent a cash fee of 2.0% of the aggregate gross proceeds raised in the Offering and reimbursement of up to $85,000 for reasonable and documented fees and expenses of legal counsel and other actual out-of-pocket expenses.

On May 8, 2024, the Company issued a press release announcing the pricing of the Offering Subsequently, on May 10, 2024, the Company issued a press release announcing the closing of the Offering.

On May 9, 2024, the Company announced it will showcase its PTT solutions at Critical Communications World 2024 on May 14-16 at the Dubai World Trade Center

2, On May 13, 2024, the Company announced its SD7 has been added to AT&T FirstNet’s ‘Free Feature Phone for Life’ Promotion.

On May 14, 2024, the Company announced new orders totaling over $2.2 million, and its SD7 Handset has achieved ‘Stocked Status’ from a third major U.S. wireless carrier.

On May 15, 2024, the Company announced that it would release its Q1 2024 earnings after market close on May 15, 2024.

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On May 16, 2024, the Company announced its Q1 2024 earnings, including a 30% year over year revenue increase.

On May 21, 2024, the Company announced the introduction of a first of its kind AI Deep-Learning PTT Palm Mic that works with the SD7 Handset.

On May 22, 2024, the Company announced that it has expanded its SD7 deployment with the Baha Mar Resort in the Bahamas.

On May 23, 2024, the Company provided additional info about its AI Deep-Learning PTT Palm Mic that was introduced on May 21, 2024.

On May 28, 2024, the Company announced that a public utility in the US has now deployed SD7 handsets to replace its aging two-way radios.

On May 30, 2024, the Company announced that it has received a U.S. patent for its innovative Push-to-Talk Vehicle Kit.

On June 5, 2024, the Company announced a new distribution partnership with JD Telecom, who is a key distributor for T-Mobile.

On June 27, 2024, the Company announced the pricing of an approximately $6.0 million public offering for common shares and prefunded warrants.

On June 28, 2024, the Company announced the closing of the approximately $6.0 million public offering for 2,411 common shares issued at $104.40 per share and 5,603 prefunded warrants. issued at $102.60 per warrant with a $1.80 per share exercise price for total gross proceeds before placement agent and offering expenses of $6,000,000.

On July 2, 2024, the Company announced a significant strategic investment in Canadian Towers and Fiber Optics with a focus in Latin America.

On July 8, 2024, the Company announced the appointment of Bob Escalle to the role of VP of Public Safety.

On July 10, 2024, the Company and Zello announced the integration of its top-rated PTT application with the Company’s SD7 handset.

On July 15, 2024, the Company announced that a suburban school district in Pennsylvania has selected SD7 handsets for its school communications based on the SD7 handset’s ease of use.

On July 18, 2024, the Company announced that it had received new orders from US wireless carriers and distributors totaling more than $4.5 million.

Also on July 18, 2024, the Company announced that it has added TJ Kennedy to its Advisory Board.

On July 22, 2024, the Company announced a new follow-on order from a leading international EMS provider totaling $1.2 million.

On July 25, 2024, the Company announced that it has deployed its SD7 handset to multiple departments within the City of Hawaiian Gardens, CA.

On July 26, 2024, the Company announced that Verizon has now moved the SD7 Handset into its Stocked Handset portfolio.

On July 30, 2024, the Company announced that it would attend APCO 2024 in Orlando, FL on August 4-7, 2024.

On July 31, 2024, the Company announced a reverse split of 1:18 for its common shares.

On August 2, 2024, we effectuated a 1 for 18 share consolidation of our authorized share capital, such that every 18 common shares, no par value, in the authorized share capital of the Company was consolidated into 1 common share, no par value (the “August 2024 Reverse Split”).

On August 12, 2024, the Company announced it would attend and exhibit at Fire Rescue International 2024 in Dallas, TX on August 14-16, 2024.

On August 13, 2024, the Company announced it would release Q2 2024 earnings after market close on Thursday August 15, 2024, and would do an Earnings Call on the morning of Friday August 16, 2024.

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On October 1, 2024, the Company announced its participation in two industry events. The FirstNet Users Summit on October 7-10 in Las Vegas, NV, and the International Association of Chiefs of Police (IACP) Annual Conference and Expo on October 19-22 in Boston, MA.

On October 21, 2024, the Company announced that its next generation SD7 Ultra Series 5G mission critical Push-to-Talk handsets will be available on T-Mobile’s 5G network.

On October 22, 2024, the Company announced that it would release its third quarter 2024 financial results on November 14, 2024.

On October 23, 2024, the Company announced that it would present and host one-on-one meetings at the ThinkEquity Investor Conference held in New York City on October 30, 2024.

On October 24, 2024, the Company reposted an article from FN Media Group that Nasdaq giants and rising innovators (including Siyata) face critical earnings reports this quarter.

On November 1, 2024, the Company announced that it would present and host one-on-one meetings at the Spartan Capital Investor Conference held in New York City on November 4, 2024.

On November 4, 2024, the Company announced it had received a new order for $2.5 million from an international EMS organization for its PTT handsets and its Real Time View solution, which the Company expects to deliver in the first quarter of 2025.

On November 7, 2024, the Company announced that it would host a third quarter 2024 earnings call on November 15, 2024 at 8:30 am ET.

On November 13, 2024, the Company announced it received a new order from an EMS organization in Papua New Guinea.

On November 14, 2024, the Company issued a final prospectus of a registered offering of 559,461 common shares for an amount of up to $7,000,000 for an Equity Line of Credit (“ELOC”) with one investor, Hudson Global Ventures, LLC. The Company also issued as a commitment fee a total of 210 Class C preferred shares of the Company to this investor, of which 210,000 common shares to be issued on the conversion of these preferred shares are registered.

On November 14, 2024, the Company issued a press release announcing its Third Quarter 2024 Financial Results.

On November 26, 2024, the Company issued a press release announcing that the School District of Palm Beach County, in Florida, a current Siyata customer, and one of the ten largest school districts in the United States, is upgrading its existing Siyata communications solution to Siyata’s latest generation SD7 handsets and VK7 Vehicle Kits with AI-enabled noise cancelling speaker microphones.

On December 9, 2024, the Company issued a press release that discussed increasing sales momentum of its Bluetooth Remote Speaker Mic (“RSM”).

On December 11, 2024 the Company issued a press release announcing that it will be relocating its current 4G and next generation 5G PTT handset manufacturing operations from China to the United States in 2025.

On December 17, 2024 the Company, issued a press release announcing its first major order in The Netherlands for a prominent national Dutch transportation company, marking a significant milestone in its international expansion. The order, comprising 550 units of its SD7 handsets, was shipped in the fourth quarter of 2024.

On December 20, 2024, the Company entered into a Joint Venture Interest Purchase Agreement (the “JV Agreement”) with Vizsla Copper Corp. (“Vizsla Copper”), and Woodjam Horsefly Resources Ltd. (“Woodjam Horsefly”), an indirect wholly-owned subsidiary of Vizsla Copper, pursuant to which Vizsla Copper, through Woodjam Horsefly, agreed to purchase Company’s 49% interest (the “Siyata JV Interest”) in “Rand Joint Venture” in which Woodjam Horsefly currently holds a 51% joint venture interest and Company holds a 49% joint venture interest, further to the earlier entered option and joint venture agreement dated August 29, 2012, as amended on April 2, 2013 (the “Option and JV Agreement”). Pursuant to the JV Agreement, as consideration for the transfer of the Siyata JV Interest by Company to Vizsla Copper, through Woodjam Horsefly, Vizsla Copper will issue 2,000,000 common shares of Vizsla Copper to the Company on the closing, along with a cash payment of $5,000 CAD in cash to the Company.

On December 27, 2024, we effectuated a 1 for 10 share consolidation of our authorized share capital, such that every 10 common shares, no par value, in the authorized share capital of the Company was consolidated into 1 common share, no par value (the “December 2024 Reverse Split”).

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The following highlights and developments from January 1, 2025 until the date of this MD&A:

On January 6, 2025, the Company issued a Registration Statement on Form F-1, as amended (File No. 333-282880) (collectively, the “Prior Registration Statement”), solely for the purpose of increasing the number of shares to be offered under the Equity Line of Credit (whose prospectus was issued on November 14, 2024) by 111,891 shares of common shares. The additional shares of common shares that are being registered for sale are in an amount and at a price that together represent no more than 20% of the maximum aggregate offering price set forth in the Calculation of Registration Fee table contained in the Prior Registration Statement.

On January 14, 2025 the Company announced that the Company was cited in a press release issued by JVCKenwood.

On January 21, 2025, the Company issued a final prospectus of a registered offering of 2,739,296 common shares for an amount of up to $18,000,000 for an Equity Line of Credit (“ELOC”) with one investor, Hudson Global Ventures, LLC. The Company also issued as a commitment fee a total of 540 Class C preferred shares of the Company to this investor, of which 100,000 common shares to be issued on the conversion of these preferred shares are registered.

On January 28, 2025, the Company issued a press release announcing a new order for several thousand SD7 handsets and related accessories for a new customer, a major transit authority serving the western United States.

On February 13, 2025, the Company issued a press release announcing a new order for SD7 handsets and related accessories for a new customer, a leading gaming and entertainment company located in Canada.

On February 24, 2025, Siyata Mobile Inc the Company issued a press release announcing a new distribution agreement with IP Access International, a leading provider of reliable communication solutions for organizations operating in challenging environments.

On February 25, 2025, the Company issued a press release announcing that the Company’s SD7 Ultra was cited in a press release issued by T-Mobile (Nasdaq: TMUS) that announced four major moves showing how T-Mobile is taking its support of first responders to the next level.

On February 26, 2025, Siyata Mobile Inc., (“Purchaser” or “Siyata”), entered into a Merger Agreement (the “Merger Agreement”) with Core Gaming, Inc., a Delaware corporation (the “Company” or “Core”), and Siyata Core Acquisition U.S., Inc., a Delaware Corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”). Purchaser, Merger Sub and the Company may each be referred to hereinafter as a “Party” and, collectively, as the “Parties.”

Merger

Pursuant to the Merger Agreement, the Parties will effect the following transactions:

a)	The Company will merge (the “Merger”) with and into Merger Sub, with the Company continuing as the surviving entity and a wholly owned subsidiary of Purchaser;

b)	In exchange for the outstanding shares of the Company’s common stock, Purchaser will issue common shares to the shareholders of the Company based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Purchaser’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger;

c)	On the Closing Date (as defined in the Merger Agreement), the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware. The Merger will become effective on the date and time specified in the Certificate of Merger (the “Effective Time”); and

d)	At the Effective Time, all assets, properties, rights, privileges, powers, and franchises of the Company and Merger Sub will vest in the Company as the surviving corporation in the Merger.

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The following highlights and developments for the year ended December 31, 2023:

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 143 of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $28,980.00 to $25,200.00 per share and issue new unregistered warrants to purchase up to an aggregate of 143 common shares with an exercise price of $25,200.00 per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $25,200.00 per share and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 24 of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $28,980 to $25,200.

On March 27, 2023, our previous independent certified public accounting firm notified us of its decision to resign as the Company’s accounting firm effective as of March 21, 2023. Marcum’s resignation as the Company’s independent registered public accounting firm was accepted by the Audit Committee of the Board of Directors of the Company as of March 21, 2023. Further to this, commencing from March 21, 2023, the Company engaged Barzily & Co. (“Barzily”) as its new independent registered public accountant for the fiscal year ending December 31, 2022, later expanded to and continued to December 31, 2023.

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 167 outstanding warrants exercisable at $25,200 per share become exercisable immediately on a cashless-basis with their underlying shares becoming immediately tradeable. Pursuant to this, in the first week of April 2023, 136 warrants were exercised cashless in exchange for 136 common shares of the Company with 31 cashless warrants exercised for 31 common shares in June 2023 for proceeds of $NIL.

On May 17, 2023, Siyata announced that KPN Royal Dutch Telecom (“KPN”) in the Netherlands are now selling the Siyata SD7 Handset.

On May 22, 2023, Siyata announced its participation in Critical Communications World tradeshow, held in Helsinki, Finland on May 23 to 25, 2023.

On June 1, 2023, Siyata announced it had received an order from an Emergency Medical Services (“EMS”) organization for $1.2 million for In-Vehicle devices and for a new product called Siyata Real Time View, an in-fleet video monitoring solution.

On June 5, 2023, Siyata announced aggregate orders of $400,000 for its SD7 Handset and VK7 Vehicle Kit from the verticals of healthcare, education, and construction.

On June 12, 2023, Siyata announced that Minnesota Coaches, Inc, a privately held motor coach and school bus transportation company, has taken delivery of its first order of SD7 Handsets and VK7 Vehicle Kits.

On June 14, 2023, Siyata announced a new product called the Siyata Mobile Command Center for in-field communications for EMS organizations.

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On June 15, 2023, Siyata announced its participation to showcase its SD7 Handset and VK7 Vehicle Kit in the Minnesota School Bus Operators Association’s Annual Summer Conference in Alexandria, Minnesota on June 19 to 21, 2023.

On June 20, 2023, Siyata announced that Mobile Tornado Group Plc will offer its robust PTT application on the Siyata SD7 Handset.

On June 21, 2023, Siyata announced its participation with CrisisGo to show its Mission Critical PTT and Emergency Response Management capabilities at NASRO 2023, a National School Safety Conference in Indianapolis, Indiana on June 28 to 29, 2023.

On June 22, 2023, Siyata announced new aggregate orders of approximately $600,000 for its Siyata SD7 Handset and VK7 Vehicle Kit in the vertical markets of education, construction, and logistics.

On June 28, 2023 the Company issued 397 common shares at $5,670.00 per share for gross proceeds of $2,250,000 before offering expenses and other expenses included in share issuance costs.

On July 6, 2023, Siyata announced the receipt of its single largest order for SD7 Handsets of $1.4 million, to be delivered in the second half of 2023.

On July 13, 2023, the Company issued 408 shares at $5,670.00 per share for gross proceeds of $2,315,250 before offering expenses and other expenses included in share issuance costs.

On July 18, 2023, Siyata announced it had received orders from two large North American waste management companies for its SD7 Handset and VK7 Vehicle Kit, and for its UV350 In-Vehicle Device.

On July 20, 2023, Siyata announced its participation in APCO 2023, which is APCO’s International Annual Conference and Expo for public safety communications officials to be held on August 6 to 9, 2023, in Nashville, Tennessee.

On July 25, 2023, Siyata names public safety advocate and Business Development executive Doug Clark, formerly from AT&T FirstNet, as its new Assistant Vice President, Sales and Marketing.

On August 3, 2023, the Company authorized the creation of an unlimited number of class “A” preferred shares and Class “B” preferred shares.

On August 9, 2023, we effectuated a 1 for 100 share consolidation of our authorized share capital, such that every 100 common shares, no par value, in the authorized share capital of the Company was consolidated into 1 common share, no par value (the “August Reverse Split”).

On August 10, 2023, the Company announced the appointment of Gary Herman to its Board of Directors.

On August 14, 2023, the Company announced its financial results for the second quarter of 2023.

On August 24, 2023, the Company announced that it regained compliance with Nasdaq minimum bid price requirements.

On August 30, 2023, the Company announced it would present at H. C. Wainwright’s 25th Annual Global Investment Conference.

On September 6, 2023, the Company announced it had received an order from a global provider of healthcare and emergency services for its SD7 PTT Handset and its VK7 Vehicle Kit.

On September 18, 2023, the Company announced it had received a follow-on order for its SD7 Handset and VK7 Vehicle Kits from a large North American waste management provider.

On October 2, 2023, the Company announced that Consort Digital from India, a leading provider of mission critical communications, will sell SD7 Handsets with its MCX ONE Push-to-Talk application.

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On October 4, 2023, the Company announced it had received an order for its Hero Series Cellular Boosters from the U.S. Federal Government.

On October 9, 2023, the Company announced its participation in the Virtual Tech Conference Series: Exploring All Corners of the Tech Sector, presented by Maxim Group LLC on Tuesday, October 10th & Wednesday, October 11th.

On October 24, 2023, the Company announced it is partnering with Synch Communication to provide essential communication solutions for first responders in Israel. Siyata’s handsets are being equipped with Synch’s application for Push-to-Talk communication, and for command and control capabilities.

On October 31, 2023, the Company closed an equity offering at a price of $819.00 per share of 1,484 common shares for gross proceeds of $1,215,500 and for a purchase price of $806.40 per warrant to purchase 421 pre-funded warrants to purchase 421 common shares for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

On November 1, 2023, 143 of the prefunded warrants were exercised. In lieu of the warrant holders paying the $12.60 to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 985 common shares.

On November 1, 2023, the Company announced it had received an order for $750,000 for the Company’s Push-to-Talk handsets combined with Synch Communication command and control solutions, for first responders in Israel.

On November 13, 2023, the Company announced that it would host a call to discuss its third quarter 2023 financial results on Thursday November 16, 2023.

On November 15, 2023, the Company announced its financial results for the third quarter of 2023.

On November 20, 2023, the Company announced a Thanksgiving message from its CEO, Marc Seelenfreund.

On November 27, 2023, the Company announced it had received a purchase order for its SD7 Handsets and VK7 Vehicle Kits from a new vertical market, specifically a reseller to mining companies using private LTE systems at their mining site.

On December 4, 2023, we effectuated a 1 for 7 share consolidation of our authorized share capital, such that every 100 common shares, no par value, in the authorized share capital of the Company was consolidated into 1 common share, no par value (the “December Reverse Split”). This was primarily intended to bring the Company into compliance with the $1.00 minimum bid price requirement to maintain its listing on Nasdaq.

On December 7, 2023, the Company announced new purchase orders of $900,000 from existing international defense and EMS customers for the UV350 In-Vehicle Device, and its PTT Handsets.

On December 12, 2023, 72 prefunded warrants of the 278 prefunded warrants (owned by Lind Partners were exercised by paying $12.60 per warrant.

On December 20, 2023, the Company announced it had received an order for its SD7 Handsets and accessories from a top-ranked university in the Midwest U.S., its first order from a higher education institution.

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Outlook

Siyata has laid the foundation for greater distribution with expanded partnerships, key new sale hires, and expanded product offerings into North America. Siyata is hopeful that this momentum will continue throughout 2024, in particular, as it leverages its key sales channels, and with its expanded and refreshed product offerings.

See also Item 4. A. “Information on the Company – History and Development of the Company.”

Summary Of Quarterly Results

The following unaudited table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters.

	Dec 31,	September 30,	June 30,	March 31,	Dec 31,	Sep 30,	Jun-23	31-Mar
	2024	2024	2024	2024	2023	2023	2023	2023
Income/(loss) and Comprehensive loss for the period	$(8,923,245)	$(626,329)	$(12,924,120)	$(2,797,020)	$(3,865,005)	$(1,855,173)	$(2,333,617)	$(4,877,999)
Loss per share	$(18.55)	$(3.96)	$(1,161.93)	$(882.62)	$(1,501.56)	$(1,303.71)	$(3,800.68)	$(10,400.85)

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2024

The following is an analysis of the Company’s operating results for the three month period ended December 31, 2024, and includes a comparison against the three month period ended December 31, 2023.

Operations:

Revenues for the Q4 2024 of $1,518,150 versus $1,877,557 a negative variance of $359,407 (-19.1%) is mainly due to decrease in revenues from rugged devices in Q4 2024 by $233,000 (16%) over prior years quarter and a decrease of $126,407 (-30%) in booster revenues quarter over previous years same quarter.

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Gross Margin Drop in gross margin for the quarter over quarter of from positive $866,825 (46.2%) in Q4 2023 versus negative $620,807 (negative 40.9%) in Q4 2024, a negative gross margin variance of $1,487,682 7(negative 87.1%), is mainly due to revenues in EMEA in the quarter of $417,777 at a negative 20% gross margin (negative gross margin dollars of $104,444) due to loss leader sales plus the EMEA writedown in the quarter of inventory of $230,312 (negative 55%) plus the writedown of inventory of the North American inventory by $152,212 and the clearance of some booster inventory in Q4 2024 at very low margins as well as the reduction in gros margin as a result of revenues from the repackaging of the sale of rugged devices from one carrier to another resulting in excess costs that reduced gross margin in the quarter.

Amortization and depreciation costs n Q4 2024 of $417,559 vs $446,318 is a $28,659 positive variance which is due to the IFRS16 in North America where one warehouse lease was not renewed.

Development expenses of $295,270 for Q4 2024 versus $405,254 in Q3 2023, a positive variance of $100,984 is due to ia decrease intangible costs that did not meet the criteria for capitalization.

Selling and marketing expenses for Q4 2024 is $1,010,061 versus $1,630,066, a decrease of $620,005 for the period and relates to: Decrease in selling salaries and related expenses for Q4 2024 of $884,000 versus $1,336,000, a negative variance of $452,000 that relates to the reallocation of salaries in Q4 2023 between G&A and selling. Decrease in advertising and marketing for Q4 2024 is $83,000 versus $274,000, a positive variance of $191,000 which relates to the decrease in marketing costs for cellular boosters. Travel and conference costs for Q4 2024 was $43,000 versus $20,000 in Q4 2023, a $23,000 increase period over period and is just due to timing issues

Equity promotion and marketing costs increased in Q4 2024 to $1,580,077 verus $240,000 in Q4 2023, a negaitve variance of $1,340,077 and relates to a large campaigns to increase shareholder awareness and resulted in the subsequent events merger agreement with Core Gaming Inc. that is expected to close in Q2 2025.

Inventory income from water damage Inventory income from water damage was the reveral of inventory written off in 2022 that was considered salvageable in 2023 resulting in a gain of $834,713.

Impairment of intangible assets of $279,828 in 2024 versus Nil in 2023 relates to the use of the Relief from royalty Method for the valuation of the SD7 and VK7.: The basic principle behind the Relief from Royalty Method is that without ownership of the subject, intangible asset, the user of that intangible asset would have to make a stream of payments to the owner of the asset in return for the rights to use that asset. By acquiring the intangible asset, the user avoids these payments. The findings using this method resulted in a Fair value of the VK7 at $529,232 and a book value of $809,060, resulting in this $279,828 impairment in value.

General and administrative costs of $41,621,376 in Q4 2024 compared to $1,115,918 in Q3 2023, a negative variance of $505,458 and relates to: Increase in G&A salaries in Q4 2024 over Q4 2023 of $258,000 versus negative $172,000, a negative variance of $430,000 relates to o the reallocation of salaries in Q4 2023 between G&A and selling. Increase in professional services in Q4 2024 over Q4 2023 of $459,000 versus $349,000, a negative variance of $110,000 relates mostly to additional accrual of audit fees and legal fees in Q4 2024. Increase in consulting and directors fees in Q4 2024 over Q4 2023 of $506,000 versus $349,000, a negative variance of $157,000 relates mostly to the reallocation of $128,000 of consulting fees from selling to G&A in the period. G&A travel increased in Q4 2024 to $42,000 versus $NIL in Q4 2023, a negative variance of $42,000 that relates to timing of expenditures in that period, Office and general expense of $276,000 in Q4 2024 versus $509,000 in Q4 2023, a positive variance of $110,000 relates to a reduction in D&O annual insurance premiums dropping resulting in positive vairance of $110,000 reduction in office an general expenses in EMEA. Regulatory and filing fees of $77,000 in Q4 2024 versus $26,000 in Q4 2023, a negative variance of $51,000 relates to the increase in F-1 filings and related expenses for the period. Shareholder relations costs of $4,000 in Q4 2024 versus $55,000 in Q4 2023, a positive variance of $51,000 relates to a decrease in investor relations spend in both Canada and in the EMEA.

Bad debts of negative $20,064 in Q4 2024 versus $20,866 in Q4 2023, a positive variance of 40,930 and relates to a reversal of previous bad debts.

Inventory impairment of $230,312 in Q4 2024 versus negative $161,450 in Q4 2023, a negative variance of $391,762 and relates to the impairment of legacy inventory in the EMEA.

Inventory income from water damage was the reversal of inventory written off in 2022 that was considered salvageable in 2023 resulting in a gain of $834,713.

Insurance proceeds from the water damage of $NIL in the three month period ended December 31, 2024 and $380,077 was received during the three month period ended December 31, 2023. This amount from 2023 was included as income in the 2023 period received as required by IFRS.

Share-based compensation costs in Q4 2024 of $27,733 compared to $156,959 in Q4 2023 ,a positive variance of $129,226 that relates to the Company not issuing any new stock options nor RSU since 2022, resulting in a decrease in amortization of options vesting I in the year.

Finance expenses n Q4 2024 was $1,291,593 compared to $732,782 in Q4 2023, a negative variance of $558,811 and relates mainly to the negative variance from the increase in interest paid on sale of future receipts over the prior year of $76,411, the interest on loans to financial institutions of $41,728 and the $477,647 in finance fees in 2024 related to issuance of Class C preferred shares as part of financing fee commitment costs offset by the decrease in back charges and IFRS16 expenses of $934.

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Foreign exchange loss (gain) in Q4 2024 of $45,766 versus Q4 2023 of $139,236 negative variance of $93,470 relates to foreign exchange fluctuations.

Change in fair value of the warrant liability or Q4 2024 of $1,989 versus $1,517,380 in 2023, a positive variance of $1,515,400 is due the decrease in the number of warrants outstanding in the year and therefore the drop in fair value fluctuation in 2024.

Transaction costs n Q4 2024 of $82,670 versus $1,462,236 in Q4 2023, a negative variance of $1,544,906 relates to the 2024 capital raises resulted in many financial instruments and the costs related to said capital raises were treated as transaction costs instead of share issuance costs in the year.

Net loss and Comprehensive loss for the period

The Company experienced a net loss for the three month period ended December 31, 2024 of $8,923,245 compared to a net loss of $6,265,512 for the three month period ended December 31, 2023, a negative variance of $2,657,733

Adjusted EBITDA

For the three month period ended December 31, 2024, the adjusted EBITDA was negative $5,617,717 compared to $2,334,557 for the three month period ended December 31, 2023, a negative variance of $3,283,160. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, and share-based compensation expense. It is a non-IFRS calculation that should be compared to our audited financial information included elsewhere in this Annual Report

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2024

The following is an analysis of the Company’s operating results for the nine month period ended September 30, 2024, and includes a comparison against the nine month period ended September 30, 2023.

Operations:

Revenues in 2024 of $11,629,572 compared to $8,233,301 for the year is a $3,396,271 increase year over year (41.3% increase) which is due mainly to a $4,423,000 increase in rugged devices sold (73.6% increase year over year) due to traction in the increase in sales of the SD7 and VK7 rugged devices, offset by the decrease in booster sales of $1,026,000 year over year (46.2% decrease)

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Gross Margin dollars in 2024 of $2,142,407 (18.4% of sales) versus $2,657,929 (32.3% of sales) in 2023 a negative variance of $515,522 (13.9% of sales) is due mainly to the negative margin of 19.4% on sales of $1,573,000 for EMEA certain rugged device plus the remaining inventory on hand impairment of $73,000, and handling and processing costs outsourced in the year adding an additional $465,000 (4% negative gross margin impact) and offset by the increase in volume of the year of $3,396,271 at lower margins.

Amortization and depreciation costs n 2024 of $1,679,839 vs $1,754,957 is a $75,118 positive variance which is due to the IFRS16 in North America where one warehouse lease was not renewed.

Development expenses of $625,023 in 2024 versus $578,356 in 2023, a negative variance of $46,667 is due to increased intangible costs that did not meet the criteria for capitalization.

Selling and marketing costs of $4,480,01 in 2024 versus $4,364,994 in 2023, a negative variance of $115,019 consists of: Selling salaries increased in 2024 to $3,692,000 from $3,343,000, a negative variance of $349,000 or 10.4% which relates to an increase in business development staff as well as increased sales resulting in increased commissions and incentives earned by sales teams. Marketing and advertising decreased from $585,000 in 2024 from $865,000 in 2023, a decrease of $280,000 (32.4% decrease) due to the decrease in advertising of cellular boosters in the year as well as more targeted marketing spent through conferences rather than direct marketing. Travel and conferences increased in the year from $203,000 in 2024 versus $157,000 in 2023, a $46,000 negative variance (-29.3%) and is due to the increased travel by a larger sales force opening new opportunities such as JVC Kenwood in Japan.

Equity promotion and marketing increased in 2024 to $5,920,239 versus $1,371,200 in 2023, a negative variance of $4,549,039 and relates to large campaigns to increase shareholder awareness and resulted in the subsequent events merger agreement with Core Gaming Inc. that is expected to close in Q3 2025.

Impairment of intangible assets of $279,828 in 2024 versus Nil in 2023 relates to the use of the Relief from royalty Method for the valuation of the SD7 and VK7 .: The basic principle behind the Relief from Royalty Method is that without ownership of the subject intangible asset, the user of that intangible asset would have to make a stream of payments to the owner of the asset in return for the rights to use that asset. By acquiring the intangible asset, the user avoids these payments. The findings using this method resulted in a Fair value of the VK7 at $529,232 and a book value of $809,060, resulting in this $279,828 impairment in value.

General and administrative costs of $4,859,690 in 2024 compared to $5,128,814 in 2023, a positive variance of $269,124 and relates to Salaries and relate expenses increased from $969,000 in 2024 from $553, 000 in 2023, a negative variance of $416,000 (75.2%) relating to increase in salaries for administrative personnel, Professional services for the year 2024 was $1,030,000 versus $1,570,000 in 2023, a positive variance of $540,000 (34.4%) due to a decrease in professional fees included herein but are properly shown as transaction costs. Consulting and directors fees increased by $318,000 from $1,449,000 in 2024 versus $1,131 ,00 0 in 2023 due to increase in salaries in 2023 only occurred part way through the year. G&A travel increased in 2024 to $128,000 versus $63,000 in 2023, a negative variance of $65,000 that relates to increase to meet new customers and to meet with new manufacturing facilities in the USA to meet domestic demand. Office and general expense of $976,000 in 2024 versus $1,415,000 in 2023, a positive variance of $439,000 relates to a reduction in D&O annual insurance premiums dropping resulting in a positive variance of $161,768 and $280,000 reduction in office an general expenses in EMEA. Regulatory and filing fees of $196,000 in 2024 versus $169,000 in 2023, a negative variance if $27,000 relates to the increase in F-1 filings and related expenses in the year. Shareholder relations costs of $112,000 in 2024 versus $228,000 in 2023, a positive variance of $116,000 relates to a decrease in investor relations spend in both Canada and in the EMEA.

Bad debts of $6,926 in 2024 versus $47,526 in 2023, a positive variance of $40,600.

Inventory impairment of $230,312 in 2024 versus negative $161,450 in 2023, a negative variance of $391,762 and relates to the impairment of legacy inventory in the EMEA.

Insurance proceeds from the water damage as the reversal of inventory written off in 2022 that was considered salvageable in 2023 resulting in a gain of $834,713.

Share-based in 2024 of $283,301 compared to $930,564 in 2023, a positive variance of $647,263 that relates to the Company not issuing any new stock options nor RSU since 2022, resulting in a decrease in amortization of options vesting I in the year.

Finance expenses in 2024 was $3,541,594 compared to $841,815 in 2023, a negative variance of $2,699,779 and relates mainly to the negative variance from the increase in interest paid on sale of future receipts over the prior year of $1,788,768, the increase in factoring and letter of credit charges over the prior year by $324,073, the interest on loans to financial institutions of $145,331, the $477,647 in finance fees in 2024 related to issuance of Class C preferred shares as part of financing fee commitment costs offset by the decrease in back charges and IFRS16 expenses of $36,041.

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Loss on issuance of $6,267,400 in 2024 relates to day one losses on the difference between the fair value and the consideration received for certain capital raises that had derivative instruments that required fair value valaution resulting in this large loss in the year.

Loss on extinguishment of financial liability in the year of $601,163 relates to the redemption of certain warrants and the reissuance of other consideration resulting in a loss on extinguishment.

Impairment in fair value of a investment of $1,300,000 relates to an investment in a private corporation where the company had taken a minority interest and due to the overall lack of information, management determined that the investment should be fully provided for.

Foreign exchange loss (gain) of $8,523 in 2024 versus negative $49,258 in 2023 resulting in a negative variance of $57,781 relates to foreign exchange fluctuations.

Change in fair value of the preferred share liability f $386,022 for the year relates to fluctuations in fair value of a financial instrument.

Gain on settlement of derivative 3,723,877 relates to the difference in the fair value of prefunded warrants on date of issuance and the share price on the date of exercise resulting ina gain of $2,466,512 plus a gain on the exchange of warrants for class C preferred shares resulting in a gain of $1,253,315.

Change in fair value of the warrant liability or the year of negative $48,681 versus $1,517,380 in 2023, a positive variance of %1,566,070 is due the decrease in the number of warrants outstanding in the year and therefore the drop in fair value fluctuation in 2024.

Transaction costs n 2024 of $1,487,800 versus $99,529 in 2023, a negative variance of 1,388,271 relates to the 2024 capital raise resulted in many financial instruments and the costs related to said capital raises were treated as transaction costs instead of share issuance costs in the year.

Net loss and Comprehensive loss for the period

The Company experienced a net loss for the year ended December 31, 2024 of $25,270,714 compared to a net loss of $12,931,794 for 2023, a negative variance of $712,338,920.

Adjusted EBITDA

For the year ended December 31, 2024, the adjusted EBITDA was negative $14,759,624 compared to negative $7,836,798 in 2023, a negative variance of $6,422,826. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, and share-based compensation expense. It is a non-IFRS calculation that should be compared to our audited financial information included elsewhere in this Annual Report

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B.	Liquidity and Capital Resources

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. The Company has historically financed its operations primarily through a combination of demand loans and the sale of share capital by way of private placements.

As at December 31, 2024 the Company had a cash balance of $181,730 (December 31, 2023 - $898,771). The Company had an accumulated deficit of $ $116,021,171 (December 31, 2023 - $90,750,457) and working capital of negative $4,947,281 (December 31, 2023 + $1,283,021).

Net cash flows related to operating activities used for year ended December 31, 2024, was negative $16,571,455 compared to negative $8,342,760 for 2023, a negative variance of $8,228,695. This increase in cash used was primarily due to a the change in net loss for the period including addbacks of $9,456,645 offset by the increase in change in working capital items of $1,227,950.

The non-cash positive working capital variances consisting of a decrease in advances to suppliers of $1,906,930, and an increase in accounts payable and accrued liabilities of $1,775,905 offset by an increase in trade and other receivables of $575,694, an increase in prepaids of $233,960, an increase in inventory of $1,792,806 and a decrease in deferred revenue of $147,575.

Net cash flows used in investing activities for the year ended December 31, 2024 of $3,357,515 versus $2,274,797 for the year ended December 31, 2023, with a negative variance of $1,082,718. This variance relates primarily to the investment in securities of $1,300,000, the increase in fixed asset additions of $14,641 and the payment of long term receivables of $35,049 offset by the decrease in intangible asset additions of $266,972.

Net cash flows from financing activities for the year ended December 31, 2024 and 2023 were $19,211,929 and $9,602,586. This positive variance of $9,609,343 relates to increase in proceeds on the exercise of prefunded warrants of $253,838, the conversion of class C preferred shares of $954,118, shares issued under an equity line of credit of $ 1,964,497, the increase in loans from financial institutions of $387,871, the decrease in lease payments of $2,261, the decrease in proceeds of share issuances of 1,017,891, the increase from proceeds of issuance of warrants, preferred shares and common shares in 2024 of $15,685,452, and the increase in net receipts of the sale of future receipts proceeds of $220,536, offset by the issuance of warrants in 2023,, net of redemptions of $3,608,571, common shares issued in the prior year in excess of 2024 pursuant to a capital raise, net of share issuances costs of $5,780,750 and increase in transaction costs in 2024 over 2023 of $1,487,800.

The future success of the Company is dependent on the continued success of its vehicle mounted communications products, its mobile rugged phones and its booster products together with the ability to finance the necessary working capital, at agreeable terms, to support the growth of the business.

The Company’s consolidated audited financial statements have been prepared in accordance with IFRS under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. The consolidated audited financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

8.	SHARE CAPITAL

(a)	Authorized - Unlimited number of common shares without par value

As at December 31, 2024, the Company had 787,733 common shares issued and outstanding (December 31, 2023 – 3,169).

As of the date of issuance of these financial statements, the total outstanding common shares is 3,016,519.

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On December 27, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 10 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On Augst 2, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 18 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On December 4, 2023 the Company consolidated (each a “Share”) its common shares on the basis of 7 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On August 3, 2023 the Company consolidated (each a “Share”) its common shares on the basis of 100 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

All transactions for the year ended December 31, 2024 and 2023 are included in the financials statements for the year ended December 31, 2024.

A summary of common share transactions for the year ended December 31, 2024 are are follows:

	# of shares	$

Shares issued under the Equity Line of credit	335,600	1,964,497
Conversion of Class C preferred shares into common shares	128,548	954,118
Common shares issued for exercise of prefunded warrants	300,175	15,994,605
Common shares issued pursuant to a capital raise	20,111	253,840
Shares issued to a supplier in lieu of cash	79	34,286
Share adjustments on consolidation of shares	50
Total transactions for the year	784,564	19,201,346

Common Share transactions from January 1, 2025 until the date of this MD&A are as follows:

●	On January 6, 2025, the Company registered amended the November 15, 2024 Equity line of credit to increase the total number of shares to be issued by 20%. Therefore the maximum number of shares to be issued under the equity line of credit is increased by 107,692 from 538,462 common shares of the Company to 646,154 common shares.

●	From January 1, 2025 until the date of this audit report, the Company has issued 310,554 of common shares under both the equity line of credit dated November 15, 2025 and the extension agreement registered for an additional 20% of the shares, for total net proceeds after share issuance costs of $1,332,988.

●	On January 14, 2025, the Company completed a registered offering for an equity line of credit with one investor. The offering is up to $18,000,000 which would represent approximately 2,739,296 Common Shares. The Company can issue put notices for the investor to purchase common shares to the maximum amount registered, not to exceed the investor owing more than 4.99% of the Company at any time. The price paid by the investor for these shares is the lessor of a) the stock price on the day before the put notice is issued and b) the lowest closing stock price in the three day period following the put notice.

Since the date of registration of this put agreement, a total of 1,690,000 common shares have been issued from this agreement for total proceeds net of share issuance costs of $4,062,373.

Common share transactions from January 1, 2025 to date of MD&A

	# of shares	$
Opening Balance January 1, 2025	787,733	104,916,071
Shares issued under the Equity Line of credit	2,000,554	5,395,361
Conversion of Class C preferred shares	228,232	727,059

Common share balance at the dtae of the MD&A	3,016,519	111,038,491

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(b)	Authorized – 2,000 Class “C” preferred shares without par value

As at December 31, 2024, the Company had 909 Class “C” preferred shares issued and outstanding (December 31, 2023 – NIL).

As of the date of issuance of these financial statements, total outstanding Class “C” preferred shares is 622. See Subsequent events for preferred share issuance and redemptions.

All of the Class C preferred shares issued and outstanding are treated as liabilities on the Balance Sheet

Preferred share transactions.

All Class “C’ preferred share transaction for the year ended December 31, 2024 are included I the Share Capital Section of the Company’s financial statements for the year ended December 31, 2024.

Class C Preferred Share Activity to December 31, 2024
	# of Units	$ Pref Share Liability
Opening Balance Januay 1, 2024	-	$-
Issuances for the year	2,073	2,438,823
Redemptions exchanges for the year	(1,164)	(1,369,410)
Closing Balance December 31, 2024	909	$1,069,413

Class C Preferred Share Activity January 1, 2025 to date of MD&A
	# of Units	$ Pref Share Liability
Opening Balance Januay 1, 2025	909	$1,069,413
Issuances	540	635,294
Redemptions-conversions	(827)	(972,941)
Closing Balance at date of MD&A 2025	622	$731,766

Class “C” Preferred share transaction from January 1, 2025 to the date of this MD&A re as follows:

●	On January 14, 2025, the Company completed a registered offering for an equity line of credit with one investor A commitment fee of 540 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value. The stated value of the 540 Class C preferred shares is $540,000 and the fair value at a 15% discount is $635,294. The Company reflected the commitment fee as an expense in Interest expense in the consolidated statements of operations based on the fair value on the issuance date. On February 3, 2025, the investor converted 235 of the 540 Class C preferred shares into 50,000 common shares resulting in an increase in share capital of $276,470 with no gain or loss on conversion.. On March 24, 2025, the investor converted 90 of these 540 Class C preferred shares into 49,723 common shares resulting in an increase in share capital of $105,882 with no gain nor loss on conversion.

●	In February 2025, one of its investors had the Company redeem 163 Class C preferred shares for cash paid by the Company of $163,000 pursuant to the agreement dated December 30, 2024 with said investor.

●	On February 5 and February 6, 2025 one of its investors converted a total of 293 Class C preferred shares with a stated value of $293,000 and a fair value of $344,706 into 128,509 common shares of the Company, crediting $344,706 to share capital. There was no gain or loss on the transaction.

●	On March 10, 2025, one of its investors had the Company redeem 46 Class C preferred shares for cash paid by the Company of $46,000 pursuant to the agreement dated December 30, 2024 with said investor.

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(d)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, Deember 31, 2022	13	$46,376.16
Expired/Cancelled	(1)	162,684.00
Outstanding options, December 31, 2023	12	$38,903.00
Expired/Cancelled	(1)	2,268.44
Outstanding options, December 31, 2024	11	$250,854.55

As at December 31, 2024 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

15-Nov-20	1	1	756,000.00	15-Nov-30	5.88
15-Nov-20	1	1	756,000.00	15-Nov-25	0.87
13-Apr-22	6	6	138,600.00	13-Apr-27	2.28
12-Jul-22	3	2	138,600.00	12-Jul-25	0.53
Total	11	10	$250,854.55		2.00

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(e)	Restricted share units

There were no transactions for the nine-month period ended September 30, 2024.

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2023 and the year ended December 31, 2024 is as follows:

	Number of RSU’s	Weighted Average Issue Price
Outstanding RSU, December 31, 2022	25	$132,325.20
Exercised/cancelled	(1)	(138,600.00)
Outstanding RSU, December 31, 2023	24	$132,352.50
Exercised/cancelled	-	-
Outstanding RSU, December 31, 2024	24	$132,352.50

Restricted share units outstanding at December 31, 2024 and date of MD&A are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
9-Mar-22	17	17	129,780.00
13-Apr-22	7	7	138,600.00

Outstanding RSU, December 31, 2024	24	24	$132,352.50

(f)	Agents’ options

There were no transactions for the year ended December 31, 2024

A summary of the Company’s agent options activity is as follows:

		Weighted average
	Number of options	exercise price
Outstanding agent options, December 31, 2022	8	$63,126
Granted	95	90.09
Outstanding agent options, December 31, 2023	103	$4,986.08
Expired	(2)	144,900.00
Outstanding agent options, September 30, 2024 and the date of the MD&A	101	$35,640.85

As at December 31, 2024 agent options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

29-Sep-20	1	1	$831,600.00	28-Sep-25	0.74
29-Sep-20	2	2	$863,100.00	28-Sep-25	0.74
11-Jan-22	3	3	$318,780.00	11-Jan-27	2.03
31-Oct-23	95	95	$900.90	31-Oct-28	3.84
Total Agent options	101	101	35,640.85		3.69

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(g)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2022	271		$272,258.22
Granted	564		$7,001.78
Exercised	(525)		$52,272.00
Outstanding, December 31, 2023	310		$162,219.95
Granted	300,681		$1,231.33
Expired	(10)		(1,449,000)
Exercised/Exchanged	(300,831)	-$	640.06
Outstanding, December 31, 2024	150		$235,120.70

At December 31, 2024 the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	14	863,100.00	28-Sep-25
11-Jan-22	794	289,800.00	10-Jan-27
31-Oct-23	557	12.60	none
Total	150	$235,120.70

There has been no activity from January 1, 2025 until the date of the MD&A.

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FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 64% of the Company’s revenue for the year ended December 31, 2024 (December 31, 2023 -26%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders.

More than 74% (2023 – 38%) of the Company’s customers have been active with the Company for over four years, and the allowance for doubtful accounts of $36,973 (2023 - $NIL) has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

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The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

a)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is currently immaterial as the Company’s debt bears interest at fixed rates.

b)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

C.	Research and development, patents and licenses, etc.

Research and development

The Company undertakes research activities that present the prospect of gaining new scientific or technical knowledge and understanding, and the Company’s development activities involve a plan or design for the production of new or substantially improved products and processes. The Company conducts its own research and development with its internal engineering teams in Israel and complements that effort with subcontractors for both its hardware and software development. The Company analyzes market trends, evaluates emerging wireless technologies, and innovates to address anticipated customer needs.

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Patents

The Company owns two patents that it acquired from Clear RF and the Corporation has entered into several licensing agreements for the use of a trademark and certain patents.

In March 2021, the Corporation, through a wholly-owned subsidiary of Signifi Mobile Inc., the Corporation’s wholly-owned subsidiary, also acquired all of the outstanding units of Clear RF LLC (“ClearRF”), a Washington State limited liability company, for a total purchase price of $700,000. The purchase price was satisfied by the issuance of approximately $389,970 in Common Shares and a payment of $310,030 in cash. ClearRF produces M2M (machine-to-machine) cellular amplifiers for commercial and industrial M2M applications, and offers patented direct connect cellular amplifiers and patented auto gain & oscillation control designed for M2M and “internet-of-things” (“IoT”) applications. ClearRF’s flagship product is a 4G LTE direct connect cellular amplifier designed specifically for fixed and mobile M2M and IoT applications, used to connect directly to any cellular router, modem, embedded module, or alarm panel.

Licensing Agreements

Licensing Agreement with Uniden® America Corp

In December 2012, Signifi Mobile Inc., the Corporation’s wholly-owned subsidiary, entered into a license agreement (as amended, the “Uniden Agreement”) with Uniden America Corporation (“Uniden”). The Uniden Agreement includes renewal options up to December 31,2022 and has been successively renewed up to December 31, 2024 at which point the parties mutually agreed to terminate their licensing agreement effective as of that date.

The Uniden Agreement, as in effect currently, provides the Corporation with the exclusive right to use the trademark “Uniden®” (along with associated designs and trade dress) and distribute, market, and sell its in-vehicle device, cellular signal booster and accessories under the Uniden® brand in the categories of cellular amplifiers, connected vehicle cellular devices, and rugged cellular products, during its term in North America. The Uniden® brand brings strong brand recognition for the Corporation’s devices and introduces a more unified brand to the current dealers, operators, and future customers in North America.

The current Uniden Agreement commenced on January 1, 2020 and expires on December 31, 2031. Minimum annual payments under the Uniden Agreement are $200,000 in 2023-2025 and $250,000 in each of 2026-2028 and $300,000 from 2029-2031 (collectively, the “Minimum Royalty Payments”). At the end of each fiscal year, Siyata has agreed to pay Uniden 3% of any sales from the licensed products under the Uniden Agreement that exceeds the Minimum Royalty Payments for such fiscal year.

Licensing Agreement with Via Licensing Corporation

Effective June 8, 2018, the Corporation entered into two separate patent licensing agreements (together, the “Via Licensing Agreements”) with Via Licensing Corporation to utilize worldwide patents related to the coding and decoding of Android software as well as access and download within the LTE/ 4G network. This patent license is for an initial period of five years and can be extended for a further five-year term. Management is completing the extension prior to the expiry date. Under the Via Licensing Agreements, the Corporation has the right, at any time during the term or any extension thereof, to terminate the agreements upon providing 60 days advanced notice of termination. The Via Licensing Agreements provide for the payment, to Via Licensing Corporation, of quarterly royalty fees that are based solely on product sales and is expressed as a percentage formula based upon the number of units sold, the country in which the units were manufactured, and the country location of the end customer. There are no minimum royalty fees payable under the Via Licensing Agreements.

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Licensing Agreement with Wilson Electronics, LLC

Siyata, through its wholly-owned subsidiary, Signifi Mobile Inc., entered into a royalty agreement (the “Wilson Agreement”) with Wilson Electronics, LLC on November 30, 2017, with an effective date of January 1, 2018. The Wilson Agreement permits the Corporation to utilize several of Wilson Electronics’ LLC’s patents related to cellphone boosters. Specifically, under the Wilson Agreement, the Corporation has licensed a patent for its cellular booster portfolio of products, for the rights to the stand-alone cell phone radio signal booster on a worldwide basis. The Wilson Agreement is expected to remain in force until the expiration of all of the patents licensed under the Wilson Agreement expire, which is estimated to occur in December 2027. The Wilson Agreement requires Siyata to pay a royalty to Wilson Electronics, LLC of 4.5% of the sales of booster products, payable quarterly.

D.	Trend Information

See Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, Subsection A. “Outlook” for trend information.

E.	Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates:

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

☐	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

☐	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

☐	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

☐	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

☐	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

☐	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions.

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☐	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

☐	Future purchase consideration - In a business combination, the Company recognizes a contingent consideration at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss, or as a change to other comprehensive income (“OCI”). If the contingent consideration is not within the scope of IAS 39, it is measured at fair value in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

☐	Contingent consideration from an asset acquisition is recognized when: the conditions associated with the contingency are met; the Company has a present legal or constructive obligation that can be estimated reliably; and it is probably that an outflow of economic benefits will be required to settle the obligation.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

☐	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

☐	Functional currency - The functional currency for the Company and each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the Canadian dollar with the exception of Siyata Israel which has the functional currency of the US dollar. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions that determine the primary economic environment.

☐	Going concern – As disclosed in Note 1 to the consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

None than specifically apply to the Company as evaluated by management.

RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the three and years ended December 31, 2024 and 2023 are as follows:

	(in thousands)
Payments to key management personnel	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023
Salaries, consulting and directors’ fees	$259,473	$436,191	$1,434,894	$1,443,601
Share-based payments	40,062	120,368	234,370	713,514
Total	$299,535	$556,558	$1,699,265	$2,157,115

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Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
		Three months ended Dec 31		Year ended Dec 31
Type of Service	Nature of Relationship	2024	2023	2024	2023
Selling and marketing expenses	VP Technology/VP Sales International	40	87	287	313
General and administrative expense	Companies controlled by the CEO, CFO and Directors	219	$349	1,148	1,131

SUBSEQUENT EVENTS

On January 6, 2025, the Company registered amended the November 15, 2024 Equity line of credit to increase the total number of shares to be issued by 20%. Therefore the maximum number of shares to be issued under the equity lone of credit is increased by 107,692 from 538,462 common shares of the Company to 646,154 common shares.

h)    From January 1, 2025 until the date of this audit report, the Company has issued 310,554 of common shares under both the equity line of credit dated November 15, 2025 and the extension agreement registered for an additional 20% of the shares, for total net proceeds after share issuance costs of $_1,332,989.

i)    On January 14, 2025, the Company completed a registered offering for an equity line of credit with one investor. The offering is up to $18,000,000 which would represent approximately 2,739,296 Common Shares. The Company can issue put notices for the investor to purchase common shares to the maximum amount registered, not to exceed the investor owing more than 4.99% of the Company at any time. The price paid by the investor for these shares is the lessor of a) the stock price on the day before the put notice is issued and b) the lowest closing stock price in the three day period following the put notice.

A commitment fee of 540 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value. The stated value of the 540 Class C preferred shares is $540,000 and the fair value at a 15% discount is $635,294. The Company reflected the commitment fee as an expense in Interest expense in the consolidated statements of operations based on the fair value on the issuance date. On February 3, 2025, the investor converted 235 of the 540 Class C preferred shares into 50,000 common shares resulting in an increase in share capital of $276,470 with no gain or loss on conversion. On March 24, 2025, the investor converted 90 of the 540 Class C preferred shares into 49,537 common shares resulting in an increase in share capital of $105,882 with no gain or loss on conversion.

Since the date of registration of this put agreement, a total of 1,690,000 common shares have been issued from this agreement for total proceeds net of share issuance costs of $_4,062,372.

j) In February 2025, one of its investors had the Company redeem 163 Class C preferred shares for cash paid by the Company of $163,000 pursuant to the agreement dated December 30, 2024 with said investor.

k) On February 5 and February 6, 2025 one of its investors converted a total of 293 Class C preferred shares with a stated value of $293,000 and a fair value of $344,706 into 128,509 common shares of the Company, crediting $344,706 to share capital. There was no gain or loss on the transaction.

l) On March 10, 2025, one of its investors had the Company redeem 46 Class C preferred shares for cash paid by the Company of $46,000 pursuant to the agreement dated December 30, 2024 with said investor.

m) On February 26, 2025, Siyata Mobile Inc., the Company entered into a Merger Agreement” with Core Gaming, Inc., a Delaware corporation. Pursuant to the Merger Agreement, the Parties will effect the following transactions: The Company will merge with and into a Merger Sub, with the Company continuing as the surviving entity and a wholly owned subsidiary of Purchaser. This is a reverse takeover where Core Gaming Inc. shareholders will be the majority owners with approximately 90% of the outstanding shares and the Company’s legacy shareholders will own approximately 10% of the merged entities.

In exchange for the outstanding shares of the Company’s common stock, Purchaser will issue common shares to the shareholders of the Company based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Purchaser’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. In exchange for the outstanding shares of the Company’s common stock, the Company will issue common shares to the shareholders of Core Gaming Inc. based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of the Company’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. On the Closing Date (as defined in the Merger Agreement), the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware. The Merger will become effective on the date and time specified in the Certificate of Merger (the “Effective Time”); and at the Effective Time, all assets, properties, rights, privileges, powers, and franchises of the Core Gaming and the Merger Sub will vest in the Company as the surviving corporation in the Merger.

The board of directors of Purchaser at the Effective Time will consist of five members, four of whom will be designated by the Company and one of whom will be Marc Seelenfreund. The officers of Purchaser at the Effective Time will be Aitan Zacharin as the Chief Executive Officer and Gerald Bernstein as the Chief Financial Officer. The Merger Agreement provides that, to the extent permitted and in accordance with applicable law, none of the PTT Subsidiaries (as defined in the Merger Agreement) will have a board of directors and Marc Seelenfreund will be the sole officer of each of the PTT Subsidiaries, with full executive power and authority to operate the PTT Retained Business (as defined in the Merger Agreement).

C. Off-Balance Sheet Arrangements

The Company currently has no off-balance sheet arrangements.

Additional Information

Additional information relating to the Company can be found on SEDAR+ at www.sedar.com.

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